Securities Act Registration No.
Investment Act Registration No. 811-05192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No. _____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 170	[X]

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

ANN D. DIERS
Vice President & Associate General Counsel, Variable Contracts & AIC
Ameritas Life Insurance Corp.
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b)
[ ] on May 1, 2015 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on pursuant to paragraph (a)(1).

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: SECURITIES OF UNIT INVESTMENT TRUST
Direction Variable Annuity

Direction Variable Annuity Flexible Premium Deferred Variable Annuity
Ameritas Life Insurance Corp.	Ameritas Life
Ameritas Variable Separate Account VA-2	5900 O Street
_____, 2015	Lincoln, NE 68510

This prospectus describes the Direction Variable Annuity (the "Policy"). The Policy is a flexible premium deferred variable annuity offered by Ameritas Life Insurance Corp. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. The Policy also provides optional riders for you to select from to meet your particular needs. Ask your sales representative or us which of these riders are available in your state. As an annuity, the Policy provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

Ameritas Life

Ameritas Life Insurance Corp. ("Ameritas Life") issues the Policy. Ameritas Life is a life insurance company that offers life insurance; annuities; individual disability income insurance; group dental, vision and hearing care insurance; and retirement plans. We are responsible for providing the insurance and annuity benefits described in this prospectus. The guarantees are obligations of our general account and are subject to the claims paying ability of Ameritas Life.

The Separate Account

The Ameritas Variable Separate Account VA-2 (the "Separate Account") is a separate account of Ameritas Life. The Separate Account is an investment vehicle in which you may allocate all or part of your premium amount. Premium amounts allocated to the Separate Account are subject to investment risk, including loss of principal. Premium amounts allocated to the Separate Account also allow you the opportunity to grow your investment.

The Subaccounts

The Separate Account is divided into Subaccounts. Each Subaccount corresponds to a single underlying mutual fund portfolio. When you make allocations to the Separate Account, you select the Subaccounts that we credit with Accumulation Units. Accumulation Units are accounting units of measurement similar to shares of a mutual fund portfolio. See the following page for a list of the Subaccounts available in the Policy.

The Fixed Account

The Fixed Account is an account of Ameritas Life that guarantees a fixed interest rate of return. You may allocate part of your premium amount to the Fixed Account. We have the investment risk and guarantee a designated rate of return on your allocations to the Fixed Account.

Please Read This Prospectus

This prospectus sets forth information about the Separate Account that you should know before investing. Please keep this prospectus for future reference. Prospectuses for the portfolios underlying each Subaccount are available without charge from your sales representative or from our Service Center.

Additional Information

A Statement of Additional Information dated _____, 2015 (the "SAI"), has been filed with the Securities and Exchange Commission (the "SEC") and is available without charge upon written or oral request. The SAI contains additional information about the Policy and is incorporated into this prospectus by reference. You may obtain the SAI by writing or calling us. You also may obtain the SAI by accessing the SEC's website (http://www.sec.gov) where other information regarding the Separate Account is filed electronically. The table of contents for the SAI can be found on the last page of this prospectus.

The Securities and Exchange Commission has not approved or disapproved the Policy or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Policy is not a deposit or obligation of, or guaranteed by, any bank or financial institution.

The Policy is not insured by the Federal Deposit Insurance Corporation or any other government agency,

and it is subject to investment risk, including the possible loss of principal.

1

VARIABLE INVESTMENT OPTIONS

The Subaccounts available in the Policy correspond to the portfolios listed below. See Appendix A for more information about the portfolios.

AB Variable Products Series Fund, Inc.

AB VPS Growth and Income Portfolio

AB VPS Real Estate Investment Portfolio

American Century Investments

American Century VP Income & Growth Fund

American Funds Insurance Series®

American Funds IS Asset Allocation Fund

American Funds IS Blue Chip Income and Growth Fund

American Funds IS Global Growth Fund

American Funds IS Growth Fund

American Funds IS Growth-Income Fund

American Funds IS International Fund

American Funds IS Managed Risk Growth Fund

American Funds IS New World Fund®

Calvert Variable Products, Inc.

Calvert VP Volatility Managed Growth Portfolio

Calvert VP Volatility Managed Moderate Growth Portfolio

Calvert VP Volatility Managed Moderate Portfolio

Calvert Variable Series Inc.

Calvert VP SRI Balanced Portfolio

Columbia Funds Variable Series Insurance Trust

Columbia Variable Portfolio – Strategic Income Fund

Columbia Funds Variable Series Trust II

Columbia Variable Portfolio - Emerging Markets Fund

Columbia Variable Portfolio - High Yield Bond Fund

Columbia Variable Portfolio - Large Core Quantitative Fund

Columbia Variable Portfolio - Mid Cap Value Fund

Columbia Variable Portfolio - Select International Equity Fund

Columbia Variable Portfolio - Select Smaller-Cap Value Fund

Deutsche Variable Series II

Deutsche Alternative Asset Allocation VIP Portfolio

Dreyfus Investment Portfolios

Dreyfus MidCap Stock Portfolio

Dreyfus Small Cap Stock Index Portfolio

Fidelity® Variable Insurance Products

Fidelity® VIP Contrafund® Portfolio

Fidelity® VIP Index 500 Portfolio

Fidelity® VIP Investment Grade Bond Portfolio

Fidelity® VIP Mid Cap Portfolio

Fidelity® VIP Money Market Portfolio

Fidelity® VIP Strategic Income Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin Income VIP Fund

Franklin Mutual Global Discovery VIP Fund

Franklin Small Cap Value VIP Fund

Templeton Foreign VIP Fund

Templeton Global Bond VIP Fund

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. American Value Fund

Invesco V.I. Diversified Dividend Fund

Invesco V.I. Global Real Estate Fund

Ivy Funds Variable Insurance Portfolios

Ivy Funds VIP Asset Strategy

Ivy Funds VIP Balanced

Ivy Funds VIP Energy

Ivy Funds VIP Global Growth

Ivy Funds VIP High Income

Ivy Funds VIP International Core Equity

Ivy Funds VIP Mid Cap Growth

Ivy Funds VIP Science and Technology

Ivy Funds VIP Small Cap Value

Janus Aspen Series

Janus Flexible Bond Portfolio

MFS® Variable Insurance Trust

MFS® Growth Series

MFS® New Discovery Series

MFS® Utilities Series

MFS® Variable Insurance Trust II

MFS® Blended Research® Core Equity Portfolio

MFS® Corporate Bond Portfolio

MFS® Government Securities Portfolio

MFS® Variable Insurance Trust III

MFS® Blended Research® Small Cap Equity Portfolio

MFS® Conservative Allocation Portfolio

MFS® Growth Allocation Portfolio

MFS® Moderate Allocation Portfolio

Neuberger Berman Advisers Management Trust

Neuberger Berman AMT Mid Cap Growth Portfolio

Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio

PIMCO Variable Insurance Trust

PIMCO CommodityRealReturn® Strategy Portfolio

PIMCO Emerging Markets Bond Portfolio

PIMCO Low Duration Portfolio

PIMCO Real Return Portfolio

PIMCO Short-Term Portfolio

Putnam Variable Trust

Putnam VT Global Asset Allocation Fund

Putnam VT Global Health Care Fund

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio-II

The Universal Institutional Funds, Inc.

UIF Global Strategist Portfolio

Van Eck VIP Trust

Van Eck VIP Global Gold Fund

Van Eck VIP Global Hard Assets Fund

2

TABLE OF CONTENTS

Contacting Us

To have questions answered or to send additional premiums, contact your sales representative or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

OR

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-745-1112

Fax: 402-467-7335

Interfund Transfer Request Fax:

402-467-7923

Express mail packages should be sent to our street address, not our P.O. Box address.

Written Notice

The correct form of Written Notice in good order is important for us to accurately process your Policy elections and changes. Many service forms can be found when you access your account through our website ameritas.com. You may also call us at our toll-free number, and we will send you the form you need and tell you the information we require.

Facsimile Written Notice

To provide you with timely service, we accept some Written Notices by facsimile. However, by not requiring your original signature, there is a greater risk that unauthorized persons can manipulate your signature and make changes to your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Checks

Checks should be made payable to "Ameritas Life Insurance Corp."

Ameritas® and the bison design are registered service marks of Ameritas Life Insurance Corp.

DEFINED TERMS	4
POLICY OVERVIEW	5
Policy Operation	5
Tax-Qualified Plans	6
CHARGES	7
Base Policy Charges	7
Optional Rider Charges	8
Portfolio Company Operating Expenses	8
Examples of Expenses	13
FINANCIAL INFORMATION	13
Accumulation Unit Values	13
Financial Statements	13
CHARGES EXPLAINED	14
Surrender Charges	14
Mortality and Expense Risk Charge	14
Administrative Charges	14
Fees Charged by the Portfolios	15
Transfer Fee	15
Waypoint Income Rider Charge	15
Death Benefit Rider Charges	15
Premium Tax Charge	15
Waiver of Certain Charges	15
INVESTMENT OPTIONS	16
Separate Account Variable Investment Options	16
Fixed Account Investment Option	17
Restrictions on Investment Options	18
Transfers	18
Third Party Services	20
Disruptive Trading Procedures	20
Systematic Transfer Programs	21
IMPORTANT POLICY PROVISIONS	23
Policy Application and Issuance	23
Right to Examine Period	24
Your Accumulation Value	24
Telephone Transactions	25
Delay of Payments	25
Beneficiary	26
Minor Owner or Beneficiary	26
Policy Changes	26
Policy Termination	26
Death of Annuitant	26
Optional Riders	27
POLICY DISTRIBUTIONS	28
Withdrawals	28
Death Benefits	30
Annuity Income Benefits	34
Waypoint Income Rider	37
FEDERAL INCOME TAX MATTERS	44
MISCELLANEOUS	46
About Our Company	46
Distribution of the Policies	46
Voting Rights	46
Legal Proceedings	46
APPENDIX A: Variable Investment Options	47
APPENDIX B: Tax-Qualified Plan Disclosures	50
APPENDIX C: Permitted Rider Combinations	56
Statement of Additional Information Table of Contents	57
3

DEFINED TERMS

Defined terms, other than "we, us, our" and "you and your," are shown using initial capital letters in this prospectus.

Accumulation Units are accounting units of measurement used to calculate the Accumulation Value allocated to Subaccounts of the Separate Account. They are similar to shares of a mutual fund. The Policy describes how Accumulation Units are calculated.

Accumulation Value is the value of the Policy before any applicable surrender charge. On the Maturity Date, the Accumulation Value will be used to determine the annuity payments under the annuity option you select.

Annuitant is the individual, or individuals if there are joint annuitants, whose life is used to determine the duration of any annuity payments involving life contingencies. While the Annuitant is alive, and prior to the Maturity Date, you, as Owner, may name a new Annuitant by providing us Written Notice, unless the Owner is not a natural person.

Attained Age is age on nearest birthday.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the Accumulation Value less applicable surrender charges, Policy fees, outstanding loans, and any premium tax charge not previously deducted.

Company, we, us, our, Ameritas Life – Ameritas Life Insurance Corp.

Fixed Account is an investment account provided by us which is part of our general account. The general account is made up of all of the general assets of the Company, other than those in the Separate Account or other segregated accounts.

Maturity Date is the date annuity payments are scheduled to begin. You may change this date, as permitted by the Policy and described in this prospectus. The earliest date that you may choose is three years after your Policy Date.

Owner, you, your is you - the person, or persons if there are joint owners, named in the application or in the latest change for which we receive Written Notice. The Owner may exercise Policy rights, subject to any assignment and to the rights of any irrevocable beneficiary.

Policy Date is the date two Business Days after we receive your application in good order and the initial premium. It is the date used to determine Policy Years, Policy Months and Policy Anniversaries.

Policy Year/Month/Anniversary is measured from the respective anniversary dates of this Policy.

Pro Rata is allocating a dollar amount among the investment options in proportion to the Accumulation Value in those investment options.

Separate Account is a separate investment account established and maintained by us in accordance with Nebraska law and registered in accordance with the Investment Company Act of 1940, as amended.

Subaccounts are the divisions within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying portfolio.

Written Notice is written information we have received that is signed by you and is acceptable to us.

This prospectus may only be used to offer the Policy where the Policy may lawfully be sold.

The Policy, and certain riders described in this prospectus, may not be available in all states.

If your Policy is issued as part of a qualified plan under the Internal Revenue Code, refer to any plan documents and disclosures for information about how some of the benefits and rights of the Policy may be affected.

4

POLICY OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

The Policy is a flexible premium deferred variable annuity.

•	Annuity: a contract between you and us where we promise to make periodic payments in exchange for your premium
•	Variable: the value of your Policy may go up or down based on the performance of the Subaccounts you select
•	Flexible premium: subject to limits, you can make additional premium payments until annuity payments begin
•	Deferred: periodic payments from us do not begin immediately

The Policy has an accumulation period and an annuity income period.

The Policy begins in the accumulation period, during which you may make allocations to the Separate Account or the Fixed Account. You can work with your financial professional to make your allocations, including to specific Subaccounts within the Separate Account. Allocations to the Separate Account involve risk, and you can lose your investment. On the other hand, the Separate Account can provide you with the opportunity to grow your investment.

When the accumulation period ends, the annuity income period begins. During the annuity income period, we will make periodic payments to the person you select. You can select payments that are guaranteed to last for the Annuitant's life or for some other period.

The Policy is tax-deferred.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. During the accumulation period, any earnings that you leave in the Policy are not taxed. However, during the annuity income period, some or all of the payments will be taxable.

The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax-deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy and certain riders provide benefits such as lifetime income payments, family protection through death benefits, and guaranteed fees.

POLICY OPERATION

Premiums

•	Minimum initial premium: $25,000
•	Minimum additional premium: $1,000, or $50 per month if through a regularly billed program
•	Additional premiums will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the Annuitant's 95th birthday or (ii) the Maturity Date.
•	Prior approval is required for any premium resulting in more than $1 million in total premium for this Policy.

Investment Options

•	Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios.
•	Fixed Account allocations are invested in our general account, which guarantees a fixed rate of interest.
•	You may transfer among investment options, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic transfer programs are available.

Withdrawals

•	Surrender charges apply to withdrawals from the base Policy for 7 years after premium is received.
•	Riders with shorter surrender charge schedules are available for an additional charge.
•	Each year after the first Policy Year you may withdraw 10% of the Accumulation Value without a surrender charge.
•	Surrender charges may be waived under certain circumstances involving terminal illness or confinement.
•	Each withdrawal must be at least $250.

Annuity Income

•	Several annuity income options providing guaranteed fixed payments are available.
•	The earliest date that you may begin annuity payments is three years after your Policy Date.

5

Death Benefit

•	A standard death benefit is paid upon the death of the Owner unless a different death benefit is payable by means of an optional death benefit rider.
•	The standard death benefit is the Accumulation Value if paid before the Maturity Date. After the Maturity Date, your death benefit will depend on the annuity income option selected.

Other Riders

•	Other optional riders are available and listed in the Important Policy Provisions section.
•	Certain riders have age limitations, can only be elected at Policy issue, and/or may not be available in combination with other riders. See Appendix C for information about permitted rider combinations.

TAX-QUALIFIED PLANS

The Policy can be used to fund a tax-qualified plan such as an IRA, Roth IRA, SEP, or SIMPLE IRA, etc. This prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' Appendix B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

6

CHARGES

We may increase current fees, but we guarantee that each current fee will never exceed the corresponding maximum fee.

BASE POLICY CHARGES

The following tables describe the fees, charges and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the fees, charges and expenses that you will pay at the time you buy the Policy, surrender the Policy, or make transfers between investment options. State premium taxes may also be deducted.

Policy Owner Transaction Expenses
Sales load imposed on purchase payments[1]	None
Surrender charge[2,3]
Completed years since receipt of premium	Surrender charge schedule (as a percentage of premium surrendered)
0	8%
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7+	0%
Transfer fee[1]
First 15 transfers per Policy Year	None
Each transfer over 15 per Policy Year	$10 per transfer
Premium tax charge[4]	0 to 3.5%
(1) Current and maximum
(2) Current and maximum. Surrender charges are lower in states that prohibit us from charging the maximum rates shown in the chart.
(3) 10% of the Accumulation Value may be withdrawn each year after the first Policy Year without a surrender charge. Surrender charges may be waived under certain circumstances involving terminal illness or confinement.
(4) Tax rates and timing of payments vary by state and may change. We do not currently charge for state taxes, though we reserve the right to levy charges for taxes or other economic burdens in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio company fees and expenses.

Annual Fees and Expenses
	Maximum	Current
Annual policy fee[1,2]	$50	$40
Mortality and expense risk charge[3]	1.00%	0.75%
Administrative expense charge[3]	0.35%	0.25%
Total Separate Account annual expenses	1.35%	1.00%
(1) Annual Policy Fee waived only in those Policy Years that Accumulation Value is at least $50,000 on a Policy Anniversary.
(2) Deducted at the end of the Policy Year or upon a total surrender.
(3) Deducted daily from assets allocated to the Separate Account to equal the annual percentage shown.

7

OPTIONAL RIDER CHARGES

If you have the applicable optional rider, the next table describes the fees and expenses that you will pay periodically, to equal the annualized charges shown, during the time that you own the Policy.

Optional Rider Charges[1]
	Maximum	Current
Waypoint Income Rider[2,3]
Single Life	2.00%	1.25%
Joint Spousal[4]	2.50%	1.40%
Step-Up Death Benefit Rider[3]	0.50%	0.25%
Return of Premium Death Benefit Rider[3]	0.20%	0.10%
Enhanced Death Benefit Rider[3]	0.40%	0.30%
Minimum Premium Rider[3,5]	0.50%	0.35%
No Surrender Charge Rider[3]	0.60%	0.40%
Four-Year Surrender Charge Rider[3,6]	0.35%	0.20%
Completed years since receipt of premium	Surrender charge schedule[7] (as a percentage of premium surrendered)
0	8%
1	8%
2	8%
3	7%
4+	0%
(1) Charges are a percentage of Accumulation Value, except for the charge for the Waypoint Income Rider which is a percentage of Rider Charge Base.
(2) Charge is determined by applying the percentage to the Rider Charge Base and is deducted during the accumulation and withdrawal phases.
(3) Deducted monthly to equal the annual percentage shown.
(4) Not available in qualified employer retirement plans. Available in IRAs (Traditional, Roth, SEP, and SIMPLE) and non-qualified plans.
(5) Waived in all years after waiver threshold of $25,000 is met on a Policy Anniversary.
(6) 10% of the Accumulation Value may be withdrawn each year after the first Policy Year without a surrender charge. Surrender charges may be waived under certain circumstances involving terminal illness or confinement.
(7) Current and maximum.

PORTFOLIO COMPANY OPERATING EXPENSES (for the year ended December 31, 2014, unless noted)

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the Policy. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

Total Annual Portfolio Company Operating Expenses[1]
	Minimum	Maximum
Before any waivers and reductions	0.35%[2]	14.91%[3]
After any waivers and reductions[5]	0.35%[2]	1.88%[4]
(1) Expenses that are deducted from portfolio company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses.
(2) Fidelity VIP Index 500, Service Class 2
(3) Calvert Variable Series VP SRI Balanced, Class F
(4) Deutsche VS II Alternative Asset Allocation VIP, Class B
(5) Explained in the footnotes to the Portfolio Expenses Table; only those waivers guaranteed for one year after the effective date of each respective fund prospectus are used to determine expenses in this chart.

8

The next table shows the total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the Policy. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

Subaccount’s underlying Portfolio Name *	Management Fees	12b-1 Fees**	Other Fees	Acquired Fund Fees and Expenses***	Total Portfolio Fees	Waivers and Reductions ****	Total Expenses after Waivers and Reductions, if any

AB VPS, Class B
Growth and Income Portfolio	0.55%	0.25%	0.05%	-	0.85%	-		0.85%
Real Estate Investment Portfolio	0.55%	0.25%	0.53%	-	1.33%	-		1.33%
AMERICAN CENTURY VP, Class II
Income & Growth, Class II	0.70%	0.25%	-	-	0.95%	-		0.95%
AMERICAN FUNDS IS®
Asset Allocation Fund, Class 2	0.28%	0.25%	0.02%	-	0.55%	-		0.55%
Blue Chip Income and Growth Fund, Class 2	0.40%	0.25%	0.02%	-	0.67%	-		0.67%
Global Growth Fund, Class 2	0.52%	0.25%	0.03%	-	0.80%	-		0.80%
Growth Fund, Class 2	0.33%	0.25%	0.02%	-	0.60%	-		0.60%
Growth-Income Fund, Class 2	0.27%	0.25%	0.02%	-	0.54%	-		0.54%
International Fund, Class 2	0.50%	0.25%	0.04%	-	0.79%	-		0.79%
Managed Risk Growth Fund, Class P2	0.25%	-	0.64% (1)	0.33%	1.22%	0.26%	(2)	0.96%
New World Fund®, Class 2	0.72%	0.25%	0.06%	-	1.03%	-		1.03%
CALVERT VARIABLE PRODUCTS (CVP), Class F
VP Volatility Managed Growth	0.52%	0.25%	0.17%	0.12%	1.06%	0.11%		0.95% (1)
VP Volatility Managed Moderate Growth	0.52%	0.25%	0.29%	0.11%	1.17%	0.23%		0.94% (1)
VP Volatility Managed Moderate	0.52%	0.25%	0.16%	0.10%	1.03%	0.10%		0.93% (1)
CALVERT VARIABLE SERIES (CVS), Class F
VP SRI Balanced*****	0.69%	0.25%	13.97%	-	14.91%	13.76%		1.15% (1)
COLUMBIA VARIABLE INSURANCE TRUST, Class 2
VP Strategic Income Fund	0.53%	0.25%	0.14%	-	0.92%	-		0.92%
COLUMBIA VARIABLE SERIES TRUST II, Class 2
VP Emerging Markets Fund	1.07%	0.25%	0.20%	-	1.52%	-		1.52%
VP High Yield Bond Fund	0.58%	0.25%	0.17%	-	1.00%	-		1.00%
VP Large Core Quantitative Fund	0.61%	0.25%	0.13%	-	0.99%	-		0.99%
VP Mid Cap Value Fund	0.75%	0.25%	0.14%	-	1.14%	-		1.14%
VP Select International Equity Fund	0.79%	0.25%	0.19%	-	1.23%	-		1.23%
VP Select Smaller-Cap Value Fund	0.79%	0.25%	0.19%	-	1.23%	-		1.23%
DEUTSCHE VS II, Class B
Alternative Asset Allocation VIP	0.34%	0.25%	0.27%	1.17%	2.03%	0.15%		1.88% (1)
DREYFUS, Service Shares
MidCap Stock Portfolio	0.75%	0.25%	0.10%	-	1.10%	-		1.10%
Small Cap Stock Index Portfolio	0.35%	0.25%	0.03%	-	0.63%	0.03	%(1)	0.60%
FIDELITY® VIP, Service Class 2
Contrafund®	0.55%	0.25%	0.08%	-	0.88%	-		0.88%
Index 500	0.045%	0.25%	0.055%	-	0.35%			0.35%
Investment Grade Bond	0.31%	0.25%	0.11%	-	0.67%	-		0.67%
Mid Cap	0.55%	0.25%	0.08%	-	0.88%	-		0.88%
Money Market	0.17%	0.25%	0.08%	-	0.50%	-		0.50%
Strategic Income	0.56%	0.25%	0.12%	-	0.93%	-		0.93%
FTVIPT, Class 2
Franklin Income VIP	0.45%	0.25%	0.02%	-	0.72%	-		0.72% (1)
Franklin Mutual Global Discovery VIP	0.94%	0.25%	0.06%	-	1.25%	-		1.25% (2)
Franklin Small Cap Value VIP	0.60%	0.25%	0.03%	-	0.88%	-		0.88% (2)
Templeton Foreign VIP	0.74%	0.25%	0.03%	-	1.02%	-		1.02% (1) (2)
Templeton Global Bond VIP	0.46%	0.25%	0.05%	-	0.76%	-		0.76% (1)
INVESCO V.I., Series II
American Value Fund	0.72%	0.25%	0.28%	0.04%	1.29%	0.01%		1.28% (1)
Diversified Dividend	0.49%	0.25%	0.24%	0.01%	0.99%	0.01%		0.98% (1)
Global Real Estate	0.75%	0.25%	0.35%	-	1.35%	-		1.35%
IVY VIP
Asset Strategy	0.68%	0.25%	0.05%	-	0.98%	-		0.98% (1)
Balanced	0.70%	0.25%	0.06%	-	1.01%	-		1.01%
Energy	0.85%	0.25%	0.08%	-	1.18%	-		1.18%
Global Growth	0.85%	0.25%	0.06%	-	1.16%	-		1.16%
High Income	0.62%	0.25%	0.04%	-	0.91%	-		0.91%

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Subaccount’s underlying Portfolio Name *	Management Fees	12b-1 Fees**	Other Fees	Acquired Fund Fees and Expenses***	Total Portfolio Fees	Waivers and Reductions ****	Total Expenses after Waivers and Reductions, if any
International Core Equity	0.85%	0.25%	0.06%	-	1.16%	-	1.16%
Mid Cap Growth	0.85%	0.25%	0.05%	-	1.15%	-	1.15%
Science and Technology	0.85%	0.25%	0.05%	-	1.15%	0.02%	1.13% (2)
Small Cap Value	0.85%	0.25%	0.05%	0.10% (3)	1.25%	-	1.25% (4)
JANUS, Service Shares
Flexible Bond Portfolio	0.51%	0.25%	0.09%		0.85%	0.03%	0.82% (1)
MFS® VIT, Service Class
Growth Series	0.72%	0.25%	0.05%	-	1.02%	-	1.02%
New Discovery Series	0.90%	0.25%	0.06%	-	1.21%	0.02%	1.19% (1)
Utilities Series	0.73%	0.25%	0.06%	-	1.04%	-	1.04%
MFS® VIT II, Service Class
Blended Research® Core Equity Portfolio	0.55%	0.25%	0.05%	-	0.85%	0.15%	0.70% (2)
Corporate Bond Portfolio	0.60%	0.25%	0.07%	-	0.92%	0.04%	0.88% (3)
Government Securities Portfolio	0.55%	0.25%	0.05%	-	0.85%	-	0.85%
MFS® VIT III, Service Class
Blended Research® Small Cap Equity Portfolio	0.40%	0.25%	0.11%	-	0.76%	-	0.76%
Conservative Allocation Portfolio	-	0.25%	0.02%	0.67%	0.94%	-	0.94%
Growth Allocation Portfolio	-	0.25%	0.03%	0.80%	1.08%	-	1.08%
Moderate Allocation Portfolio	-	0.25%	0.01%	0.74%	1.00%	-	1.00%
NEUBERGER BERMAN AMT, Class S
Mid Cap Growth	0.85%	0.25%	0.15%	-	1.25%	- (1)	1.25%
Mid Cap Intrinsic Value	0.85%	0.25%	0.17%	-	1.27%	0.02% (2)	1.25%
PIMCO VIT, Advisor Class
CommodityRealReturn® Strategy	0.74%	0.25%	0.04% (1)	0.13%	1.16% (2)	0.13% (3)	1.03% (4)
Emerging Markets Bond Portfolio	0.85%	0.25%	-	-	1.10%	-	1.10%
Low Duration Portfolio	0.50%	0.25%	-	-	0.75%	-	0.75%
Real Return Portfolio	0.50%	0.25%	0.05% (1)	-	0.80% (2)	-	0.80%
Short-Term Portfolio	0.45%	0.25%	0.01% (1)	-	0.71% (2)	-	0.71%
PUTNAM VT, Class IB
Global Asset Allocation Fund	0.59%	0.25%	0.25% (1)	-	1.09%	-	1.09%
Global Health Care Fund	0.62%	0.25%	0.14% (1)	-	1.01%	-	1.01%
T. ROWE PRICE
Blue Chip Growth-II	0.85%	0.25%	-	-	1.10%	-	1.10%
UIF, Class II
Global Strategist	0.75%	0.25% (1)	0.67%	0.01% (2)	1.68%	0.67%	1.01% (3)
VAN ECK VIP, Class S Shares
Global Gold Fund	0.75%	0.25%	1.41%	-	2.41%	0.96%	1.45	%(1)
Global Hard Assets Fund	1.00%	0.25%	0.07%	-	1.32%	-	1.32%

American Funds (1) Based on estimated amounts for the current fiscal year.
American Funds (2) The investment adviser is currently waiving a portion of its management fee equal to .15% of the fund’s net assets. In addition, the investment adviser is currently reimbursing a portion of the other expenses. This waiver and reimbursement will be in effect through at least May 1, 2016, unless modified or terminated by the fund’s board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund’s board.
CVP (1) The Investment Advisor, Calvert Investment Management, Inc., has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2016, as shown below. Under the terms of the contractual expense limitation, operating expenses do not include acquired fund fees and expenses, interest expense, brokerage commissions, taxes and extraordinary expenses. Only the Board of Directors of the portfolios may terminate a portfolio’s expense cap before the contractual period expires, upon 60 days' prior notice to shareholders.
VP Volatility Managed Growth, Class F	0.83%
VP Volatility Managed Moderate Growth, Class F	0.83%
VP Volatility Managed Moderate, Class F	0.83%
CVS (1) The investment advisor has agreed to contractually limit direct net annual fund operating expenses to 1.15% through April 30, 2016. Calvert has further agreed to contractually limit direct net annual fund operating expenses to 3.00% through April 30, 2025. Only the Board of Directors of the Portfolio may terminate the Portfolio’s expense limitation before the contractual period expires, upon 60 days' prior notice to shareholders.
Deutsche (1) The Advisor has contractually agreed through April 30, 2016 to waive its fees and/or reimburse certain operating expenses of the fund to the extent necessary to maintain the fund’s total annual operating expenses (excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expenses and acquired funds (underlying funds) fees and expenses) at a ratio no higher than 0.71%. The agreement may only be terminated with the consent of the fund’s Board.
Dreyfus (1) The fund’s investment adviser, the Dreyfus Corporation, has agreed to pay all of the fund's expenses, except management fees, Rule 12b-1 fees and certain other expenses, including fees and expenses of the non-interested board members and their counsel. The Dreyfus Corporation has further agreed to reduce its fees in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and their counsel (in the amount of 0.03% for the past fiscal year).
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FTVIPT (1) The Fund administration fee is paid indirectly through the management fee.
FTVIPT (2) Management fees and other expenses have been restated to reflect current fiscal year fees and expenses as a result of the bundling of the fund's investment management agreement with its fund administration agreement effective May 1, 2014. Such combined investment management fees are described further under "Management" in the fund's prospectus. Total annual fund operating expenses are not affected by such bundling.
Invesco (1) Invesco Advisers, Inc. (the "Adviser") has contractually agreed to waive a portion of the Fund's management fee in an amount equal to the net management fee that the Adviser earns on the Fund's investments in certain affiliated funds. This Waiver will have the effect of reducing Acquired Fund Fees and Expenses that are indirectly borne by the Fund. Unless the Adviser continues the fee waiver agreement, it will terminate on June 30, 2016. The fee waiver agreement cannot be terminated during its term.
Ivy (1) Other Expenses includes the expenses of lvy VIP ASF II, Ltd., a wholly-owned subsidiary organized in the Cayman Islands.
Ivy (2) The expenses shown for Management Fees reflect the maximum annual fee payable; however, a reduction in the Portfolio’s management fee rate pursuant to a management fee waiver became effective October 1, 2006, and will remain in effect through September 30, 2016.
Ivy (3) Acquired Fund Fees and Expenses sets forth the Portfolio’s pro rata portion of the cumulative expenses charged by the business development companies (BDCs) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio’s assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each BDC for the BDC’s most recent fiscal period.
Ivy (4) The Total Annual Portfolio Operating Expenses ratio shown in this table does not correlate to the expense ratio shown in the Financial Highlights table because that ratio does not include the Acquired Fund Fees and Expenses.
Janus (1) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.57% until at least May 1, 2016. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Portfolio’s Board of Trustees.
MFS (1) Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment–related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Portfolio Fees" do not exceed 1.19% of the fund's average daily net assets annually for Service Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least July 31, 2016.
MFS (2) Massachusetts Financial Services Company has agreed in writing to reduce its management fee to 0.40% of the fund’s average daily net assets annually. This written agreement will remain in effect until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2016.
MFS (3) Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.88% of the fund's average daily net assets annually for Service Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2016.
Neuberger Berman (1) Neuberger Berman Management LLC (NBM) has contractually undertaken to waive and/or reimburse certain fees and expenses of Class S so that total annual operating expenses (excluding interest, taxes, transaction costs, brokerage commissions, dividend and interest expenses related to short sales, acquired fund fees and expenses and extraordinary expenses, if any) are limited to 1.25% of average net asset value. These fee waivers and/or expense reimbursement are subject to recoupment by NBM within three years. This undertaking lasts until 12/31/2018 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that Class S will repay NBM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed 1.25% of the class’ average net assets. Any such repayment must be made within three years after the year in which NBM incurred the expense.
Neuberger Berman (2) Neuberger Berman Management LLC (NBM) has contractually undertaken to waive and/or reimburse certain fees and expenses of Class S so that total annual operating expenses (excluding interest, taxes, transaction costs, brokerage commissions, dividend and interest expenses relating to short sales, acquired fund fees and expenses and extraordinary expenses, if any) are limited to 1.25% of average net asset value. These fee waivers and/or expense reimbursement are subject to recoupment by NBM within three years. This undertaking lasts until 12/31/2020 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that Class S will repay NBM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed 1.25% of the class’ average net assets. Any such repayment must be made within three years after the year in which NBM incurred the expense.
PIMCO (1) "Other Fees" reflect interest expense and is based on the amount incurred during the Portfolio's most recent fiscal year as a result of entering into certain investments, such as reverse repurchase agreements. Interest expense is required to be treated as a Portfolio expense for accounting purposes and is not payable to PIMCO. The amount of the interest expense (if any) will vary based on the Portfolio's use of such investments as an investment strategy.

PIMCO (2) Total Portfolio Fees excluding interest expense is 1.12% for CommodityRealReturn® Strategy, 0.75% for Real Return and 0.70% for Short-Term.

PIMCO (3) PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the "CRRS Subsidiary") to PIMCO. The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect as long as PIMCO's contract with the CRRS Subsidiary is in place.

PIMCO (4) Total Expenses after Waivers and Reductions, if any, excluding interest expense is 0.99%.
Putnam (1) Restated to reflect current fees.

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UIF (1) The Board of Directors approved an amendment to the Fund’s Plan of Distribution reducing the Distribution (12b-1) Fee from 0.35% to 0.25% effective May 1, 2015. The Distribution (12b-1) Fee shown in the table above has been restated to reflect such change.

UIF (2) The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds"). The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests. "Acquired Fund Fees and Expenses" in the table is an estimate of those expenses. The estimate is based upon the average allocation of the Portfolio's investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2014. Actual Acquired Fund Fees and Expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the fees and expenses of the Acquired Funds. Since "Acquired Fund Fees and Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights.

UIF (3) The Portfolio’s “Adviser,” Morgan Stanley Investment Management Inc., has agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding Acquired Fund Fees and Expenses, certain investment related expenses, taxes, interest and other extraordinary expenses (including litigation), will not exceed 1.00%. In addition, the Portfolio’s “Distributor,” Morgan Stanley Distribution, Inc., has agreed to waive 0.15% of the 0.25% 12b-1 fee that it may receive. These fee waivers and/or expense reimbursements will continue for at least one year or until such time as the Fund’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.
Van Eck (1) Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, dividends and interest payments on securities sold short, taxes and extraordinary expenses) from exceeding 1.45% of the Fund’s average daily net assets per year until May 1, 2016. During such time, the expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.
*	Short cites are used in this list. Appendix A uses complete portfolio names.
**	Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for us to provide shareholder support and marketing services.
***	Some portfolios invest in other investment companies (the "acquired portfolios"). In these instances, portfolio shareholders indirectly bear the fees and expenses of the acquired portfolios.
****	Only waivers guaranteed for one year or more after the effective date of each respective fund prospectus are used in the Waivers column of this chart.
*****	Sustainable and Responsible Investment ("SRI")

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EXAMPLES OF EXPENSES

The examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, Policy fees, Separate Account annual expenses, portfolio company fees and expenses, and any applicable rider charges.

The examples assume that you invest $10,000 in the Policy for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the Policy fees and expenses indicated. The expense amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart. Please note that although the expense examples assume $10,000 premium to aid comparisons, our minimum premium for this Policy is $25,000. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

If you surrender your Policy at the end of the applicable time period:	1 year	3 years	5 years	10 years
Base Policy with highest combination of expenses[1]….......................	$2,634	5,664	7,922	11,416
Four-Year Surrender Charge Rider[2]……………………………………	2,375	4,977	6,347	9,917
No Surrender Charge Rider[3]…………………………………………….	1,596	4,281	6,406	9,965

If you do not surrender your Policy:	1 year	3 years	5 years	10 years
Base Policy with highest combination of expenses[1]….......................	$1,834	4,915	7,348	11,416
Four-Year Surrender Charge Rider[2]……………………………………	1,575	4,233	6,347	9,917
No Surrender Charge Rider[3]…………………………………………….	1,596	4,281	6,406	9,965

(1) This example assumes maximum charges of 1.35% for Separate Account annual expenses; a $50 guaranteed maximum annual policy fee; 3.90% for the maximum combination of optional rider charges (2.50% for the Waypoint Income Rider – joint spousal; 0.50% for the Minimum Premium Rider; 0.40% for the Enhanced Death Benefit Rider; and 0.50% for the Step-Up Death Benefit Rider); and 14.91% for the portfolio company with the highest total annual portfolio company operating expenses before any waivers or reductions for the year ended December 31, 2014.

(2) This example assumes maximum charges of 1.35% for Separate Account annual expenses; a $50 guaranteed maximum annual policy fee; 1.05% for the maximum combination of optional rider charges (0.35% for the Four-Year Surrender Charge Rider; 0.50% for the Minimum Premium Rider; and 0.20% for the Return of Premium Death Benefit Rider); and 14.91% for the portfolio company with the highest total annual portfolio company operating expenses before any waivers or reductions for the year ended December 31, 2014.

(3) This example assumes maximum charges of 1.35% for Separate Account annual expenses; a $50 guaranteed maximum annual policy fee; 1.30% for the maximum combination of optional rider charges (0.60% for the No Surrender Charge Rider; 0.50% for the Minimum Premium Rider; and 0.20% for the Return of Premium Death Benefit Rider); and 14.91% for the portfolio company with the highest total annual portfolio company operating expenses before any waivers or reductions for the year ended December 31, 2014.

FINANCIAL INFORMATION

ACCUMULATION UNIT VALUES

Since there were no sales of the Policy before the effective date of this prospectus, there is no Accumulation Unit value history to report for each of the Separate Account variable investment options offered by the Policy. When such information becomes available, we will include it in future updates to this prospectus in an appendix.

FINANCIAL STATEMENTS

Financial statements of the Subaccounts of the Separate Account and our Company are included in the Statement of Additional Information. To learn how to obtain a copy, see the Table of Contents page or the last page of this prospectus.

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CHARGES EXPLAINED

The following adds to the information provided in the Charges section. Please review both prospectus sections for information on charges.

SURRENDER CHARGES

We deduct applicable surrender charges from Accumulation Value upon a full surrender or a partial withdrawal. The surrender charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

The amount of a withdrawal you request plus any applicable surrender charge is deducted from the Accumulation Value on the date we receive your withdrawal request. Withdrawals, including any applicable surrender charge, are deducted from the Subaccounts and the Fixed Account on a Pro Rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

Each year after the first Policy Year you may withdraw up to 10% of the Accumulation Value of your Policy without a surrender charge. This "free withdrawal amount" is reduced by all prior free withdrawals in the Policy Year. Any unused portion of the free withdrawal amount cannot be carried forward to subsequent Policy Years. Surrender charges may be waived in certain circumstances involving terminal illness or confinement.

Base Policy Surrender Charge

The surrender charge schedule for the base Policy is located in the Charges section. For additional fees, you may select a rider with a different surrender charge schedule.

Four-Year Surrender Charge Rider (optional)

The fee for the Four-Year Surrender Charge Rider is a percentage of Accumulation Value that is deducted monthly from Accumulation Value. This fee continues as long as the Policy is in force, and the rider may not be cancelled.

No Surrender Charge Rider (optional)

The fee for the No Surrender Charge Rider is a percentage of Accumulation Value that is deducted monthly from Accumulation Value. This fee continues as long as the Policy is in force, and the rider may not be cancelled.

MORTALITY AND EXPENSE RISK CHARGE

We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is reflected in the Accumulation Unit values for each Subaccount.

Our mortality risk arises from our obligation to make annuity payments. The mortality risk we assume is that Annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy.

Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges. If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the surrender charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

ADMINISTRATIVE CHARGES

Administrative fees and charges help us cover our cost to administer your Policy.

Annual Policy Fee

We charge an annual Policy fee, but currently waive the fee in those Policy Years in which Accumulation Value is greater than $50,000 on a Policy Anniversary. The Annual Policy Fee is deducted from your Accumulation Value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making a deduction from the Fixed Account. It is deducted from each Subaccount and the Fixed Account on a Pro Rata basis.

14

Administrative Expense Charge

This daily charge is reflected in the Accumulation Unit values for each Subaccount.

Minimum Premium Rider (optional)

The charge for the Minimum Premium Rider is a percentage of Accumulation Value that is deducted monthly from Accumulation Value. The charge is levied by canceling Accumulation Units and making a deduction from the Fixed Account. It is deducted from each Subaccount and the Fixed Account on a Pro Rata basis. We currently waive the charge in all years after your Accumulation Value is at least $25,000 on a Policy Anniversary.

FEES CHARGED BY THE PORTFOLIOS

Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' Charges section and described in more detail in each portfolio prospectus. A portfolio's fees and expenses are not deducted from your Accumulation Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

TRANSFER FEE

The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee is currently imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted Pro Rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

WAYPOINT INCOME RIDER CHARGE (optional)

The guaranteed maximum and current annual charges for the Waypoint Income Rider are listed in the Charges section of this prospectus. Each fee is stated as a percentage that is multiplied by the Rider Charge Base (see the Waypoint Income Rider section of this prospectus). The current charge will be deducted from the Accumulation Value on each Monthly Anniversary until the Accumulation Value is reduced to zero or the rider is terminated.

The charges for the rider will be deducted from the investment options you select. The rider charge is subject to change upon a Policy Anniversary or upon reset, as described in the Reset Feature section of the Waypoint Income Rider description. The rider charge will not exceed the guaranteed maximum charge for this rider.

DEATH BENEFIT RIDER CHARGES (optional)

Charges for the Step-Up Death Benefit Rider, the Return of Premium Death Benefit Rider, and the Enhanced Death Benefit Rider are shown in this prospectus’ Charges section.

PREMIUM TAX CHARGE

Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. No charges are currently made for premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

WAIVER OF CERTAIN CHARGES

When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and surrender charges. In an exchange for another policy we or an affiliated company issued and where the surrender charge has been waived, the surrender charge for this Policy may be determined based on the dates premiums were received in the prior policy. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

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INVESTMENT OPTIONS

We recognize that you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

You may allocate all or a part of your premium among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The mutual fund portfolios underlying each Separate Account variable investment option are listed and described in Appendix A of this prospectus. See the Restrictions on Investment Options section for details on the circumstances under which we may impose restrictions on your allocations to the investment options.

The value of your Policy will increase or decrease based on the investment performance of the variable investment options you choose. The investment performance of each variable investment option is likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. We may refer to your investment allocation as Accumulation Units or variable investment options. The value of your Policy depends directly on the investment performance of the portfolios that you select. You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds and are NOT the same as publicly traded mutual funds with very similar names. They are only available as separate account investment options in variable life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans. Even if the investment objectives and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas Life. The Separate Account was established as a separate investment account under Nebraska law on May 28, 1987. Under Nebraska law, Ameritas Life owns the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain on business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value.

We are responsible to you for meeting the obligations of the Policy, which are subject to the claims paying ability of our general account, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance. You bear the risk that the variable investment options you select may fail to meet their objectives, that they could go down in value, and that you could lose principal. An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

Each Subaccount’s underlying portfolio operates as a separate investment option, and the income or loss of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus.

The Separate Account Subaccount underlying portfolios are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

The variable investment options available in the Policy are listed in Appendix A. The information is just a summary for each underlying portfolio. You should read the series fund prospectus for each underlying portfolio for more information about that portfolio, including detailed information about the portfolio’s fees and expenses, investment strategy and

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investment objective, restrictions, and potential risks. To get a copy of any portfolio prospectus, contact your representative, or contact us as shown on the Table of Contents page or the last page of this prospectus.

Potential Conflicts of Interest Relating to Affiliated Portfolios

Our affiliate, Calvert Investment Management, Inc. ("CIM"), is the investment adviser to certain portfolios in the Separate Account. Our affiliate, Ameritas Investment Partners, Inc. ("AIP"), is the subadviser to some of the portfolios advised by CIM. CIM and AIP are compensated for advisory oversight, subadvisory, and administrative services. In providing investment advisory and subadvisory services to the portfolios, CIM and AIP may be subject to competing interests that may influence their decisions. These competing interests typically arise because the compensation we and our affiliates receive for providing these services and other services may vary depending on the portfolio.

Adding, Deleting, or Substituting Variable Investment Options

We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount’s underlying portfolio and substitute shares of another series fund portfolio, if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios, or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any necessary SEC and state approval before making any such change.

Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts. Subaccounts may be closed to new or subsequent premium payments, transfers or premium allocations. We will receive any necessary SEC and state approval before making any of these changes.

We will notify you of any changes to the variable investment options.

Resolving Material Conflicts – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts. We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products. However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios. Shares of some of the portfolios also may be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account. The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the portfolios for more information. (Also see the Transfers section, Omnibus Orders.)

FIXED ACCOUNT INVESTMENT OPTION

There is one fixed interest rate option (the "Fixed Account"), where we bear the investment risk. If you make allocations to the Fixed Account, you will earn an interest rate at least as large as the guaranteed minimum interest rate. The guaranteed minimum interest rate is shown on the schedule attached to your Policy. We may declare a higher current interest rate. However, you bear the risk that we will not credit a rate of interest greater than the guaranteed minimum interest rate per year for the life of the Policy. We also guarantee that upon a full surrender, your Accumulation Value allocated to the Fixed Account will not be less than the amount required by the applicable state nonforfeiture law at the time the Policy is issued.

We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. Assets in the Fixed Account are subject to claims by creditors of the Company. We reserve the right, at our sole discretion, to limit or refuse premium payments and/or transfers allocated to the Fixed Account.

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The focus of this prospectus is to disclose the Separate Account aspects of the Policy. All amounts allocated to the Fixed Account become assets of our general account. Obligations in the general account are subject to the claims paying ability of the Company and do not apply to the performance of the underlying investment options available with the Policy. Interests in the general account have not been registered with the SEC and are not subject to SEC regulation. Therefore, the SEC staff has not reviewed the Fixed Account disclosures in this prospectus.

We reserve the right to credit an interest rate higher than that of the Fixed Account to premium payments designated for participation in the Enhanced Dollar Cost Averaging ("EDCA") program. The EDCA program will be available for premium only, not transfers from Subaccounts or the Fixed Account. Each premium allocated to the EDCA program must be at least $1,500. Until all premiums designated for participation in the EDCA program are received, amounts will remain in the Fixed Account and will receive the current interest rate declared for the Fixed Account.

We transfer premium allocated to the EDCA program monthly over a period of six months, beginning one month after the date we receive all premium designated for participation in the EDCA program. In the event you withdraw or transfer monies allocated to the EDCA program, we will stop crediting interest under the EDCA program and transfer any remaining balance proportionately to the remaining investment options you selected in your latest allocation instructions. We reserve the right to discontinue offering the EDCA program at any time.

We may allow you to participate in subsequent EDCA program periods. If you are currently participating in an EDCA program period, you may not designate additional premium for participation in a subsequent EDCA program period until the current EDCA program period has ended.

RESTRICTIONS ON INVESTMENT OPTIONS

We impose some restrictions on allocations to investment options. See the respective prospectus sections for more information on each restriction. You should select the investment option that is best for you. By imposing restrictions on investment options, we are not providing investment advice or managing the allocations of your Policy.

Policies with the Waypoint Income Rider are required to allocate to the permitted investment options, which currently require 100% allocation to one of the following Subaccounts:

Calvert VP Volatility Managed Growth

Calvert VP Volatility Managed Moderate Growth

Calvert VP Volatility Managed Moderate

Policies issued with the No Surrender Charge Rider may not allocate more than 25% of each premium paid to the Fixed Account without our consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions.

TRANSFERS

The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy owners, Annuitants and beneficiaries by having a detrimental effect on investment portfolio management. In addition to the right of the portfolios to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request if, in the judgment of a Subaccount portfolio fund adviser, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

Transferring money out of a Subaccount within 60 days of a purchase may be considered market timing. However, any portfolio fund adviser may establish its own standards, and each transaction may be evaluated on its own. Ultimately the portfolio fund adviser has the authority to make this determination.

Prior to the Maturity Date, you may transfer Accumulation Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

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Transfer Rules:

•	A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
•	We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by the close of the New York Stock Exchange (usually 3:00 p.m. Central Time) for same-day processing. Requests received later are processed on the next trading day. Fax requests must be sent to us at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
•	The transferred amount must be at least $250 or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
o	If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
o	The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
•	The first 15 transfers each Policy Year are free. Thereafter, transfers will result in a $10 charge for each transfer. This fee is deducted on a Pro Rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
•	A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
o	may be made only once each Policy Year;
o	may be delayed up to six months;
o	is limited during any Policy Year to the greater of:
▪	25% of the Fixed Account value on the date of the transfer during that Policy Year;
▪	the greatest amount of any non-systematic transfer out of the Fixed Account during the previous 13 months; or
▪	$1,000.
•	The amount transferred into the Fixed Account in any Policy Year cannot exceed 25% of the total value of all Subaccounts in which you are invested as of the last Policy Anniversary. Prior to the first Policy Anniversary, the last Policy Anniversary is the date the first transfer is made into the Fixed Account. Systematic transfers into the Fixed Account are not included in this restriction. Subject to our consent, if your balance in a Subaccount is less than $1,000, you may transfer that amount into the Fixed Account.
•	For a Policy issued with a No Surrender Charge Rider, the amount transferred into the Fixed Account within any Policy Year (except made pursuant to a systematic transfer program) may not exceed 10% of the Accumulation Value of all Subaccounts as of the most recent Policy Anniversary, unless the remaining value in any single Subaccount would be less than $1,000, in which case you may elect to transfer the entire value of that Subaccount to the Fixed Account. Prior to the first Policy Anniversary, the most recent Policy Anniversary is the date the first transfer is made into the Fixed Account.
•	We reserve the right to further restrict transfers to the Fixed Account provided that we provide notice to you no less than 30 days prior to the date the restriction becomes effective.
•	We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
•	If the Accumulation Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, proportionately to the remaining investment options you selected in your latest allocation instructions. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.
•	In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

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Omnibus Orders

Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable investment options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

THIRD PARTY SERVICES

Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

DISRUPTIVE TRADING PROCEDURES

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount’s underlying portfolio can disrupt management of a Subaccount’s underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy’s performance.

Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on Written Request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases or transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy. We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending, or terminating telephone, online, and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio manager’s restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied.

There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. The discretionary nature of our disruptive trading procedures may result in some Policy Owners being able to market time while other Policy Owners bear the harm associated with timing. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

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Excessive Transfers

We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:

•	the total dollar amount being transferred;
•	the number of transfers you make over a period of time;
•	whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
•	whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
•	the investment objectives and/or size of the Subaccount underlying portfolio.

Third Party Traders

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:

•	reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
•	reject the transfer or exchange instructions of individual Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, or earnings sweep program are not subject to these disruptive trading procedures. See the sections of this prospectus describing those programs for the rules of each program.

SYSTEMATIC TRANSFER PROGRAMS

We offer several systematic transfer programs. We reserve the right to alter or terminate these programs upon 30 days written notice to you. You should select the systematic transfer program that is best for you. In offering the programs, we are not providing investment advice or managing the allocations of your Policy.

Dollar Cost Averaging

The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the money market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio’s value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Accumulation Value, protect against a loss, or otherwise achieve your investment goals.

As discussed in the Fixed Account Investment Option section, we also reserve the right to credit an interest rate higher than the Fixed Account on purchase payments designated for participation in the Enhanced Dollar Cost Averaging ("EDCA") program. The Dollar Cost Averaging program and/or the EDCA program may not be available in all states and in all markets or through all broker-dealers who sell the Policies.

Dollar Cost Averaging Program Rules:

•	There is no additional charge for the Dollar Cost Averaging program.
•	We must receive notice of your election and any changed instruction - either by Written Notice or by telephone transaction instruction.
•	Automatic transfers can only occur monthly.
•	The minimum transfer amount out of the money market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
•	You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month date.

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•	You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the money market Subaccount or the Fixed Account is less than $100.

•	Dollar Cost Averaging is not available when the Portfolio Rebalancing program is elected.

Portfolio Rebalancing

The Portfolio Rebalancing program allows you to rebalance your Accumulation Value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

Portfolio Rebalancing Program Rules:

•	There is no additional charge for the Portfolio Rebalancing program.
•	You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
•	You may have rebalancing occur quarterly, semi-annually or annually.
•	We reserve the right to exclude the Fixed Account from this program.

Earnings Sweep

The Earnings Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account) either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

Earnings Sweep Program Rules:

•	There is no additional charge for the Earnings Sweep program.
•	The Fixed Account is included in this program.
•	You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
•	You may have your earnings sweep quarterly, semi-annually or annually.

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IMPORTANT POLICY PROVISIONS

The Policy is a flexible premium deferred variable annuity policy. The Policy allows you to invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit. Many key rights and benefits under the Policy are summarized in this prospectus. You may obtain a copy of the Policy from us.

POLICY APPLICATION AND ISSUANCE

To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are Attained Ages 0 through 85. We reserve the right to reject any application or premium for regulatory reasons, or if the application or premium does not meet the requirements stated in the Policy, as disclosed in this prospectus.

Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.

If your application is in good order upon receipt, we will credit your initial net premium to the Accumulation Value in accordance with your allocation instructions within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

The Policy Date is the date two Business Days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

You can purchase a tax-qualified Policy as part of Section 401(a) pension or profit-sharing plans, or IRA, Roth IRA, SIMPLE IRA, SEP, and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' Federal Income Tax Matters section and Appendix B for details regarding all pension or deferred compensation plans. Call us to see if the Policy may be issued as part of other kinds of plans or arrangements.

Application in Good Order

All application questions must be answered, but particularly note these requirements:

•	The Owner's and the Annuitant's full name, Social Security number, and date of birth must be included.
•	Your premium allocations must be completed in whole percentages and total 100%.
•	Initial premium must meet minimum and maximum premium requirements.
•	Your signature and your agent's signature must be on the application.
•	Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
•	City, state and date application was signed must be completed.
•	If you have one, please give us your email address to facilitate receiving updated Policy information by electronic delivery.
•	There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
•	Your agent must be both properly licensed and appointed with us.

Premium Requirements

Your premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting of your initial premium payment made by personal check to your Policy until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums in this Policy may not exceed $1 million without our consent.

Initial Premium

•	The only premium required. All others are optional.
•	Must be at least $25,000. If you purchase the optional Minimum Premium Rider, it must be at least $2,000. We have the right to change these premium requirements.

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Minimum Premium Rider

The Minimum Premium Rider reduces the minimum initial premium requirement to $2,000. The rider may only be elected at issue. The rider does not change the requirements for additional premium payments. There is a charge for this rider. We will waive the charge in all years after the waiver threshold of $25,000 is met on a Policy Anniversary.

Additional Premiums

•	Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
•	Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the Annuitant's 95th birthday or (ii) the Maturity Date.
•	We reserve the right to limit total premiums in a Policy Year to $25,000.

Allocating Your Premiums

You may allocate your premiums among the variable investment options and the Fixed Account option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation.

•	Allocations must be in whole percentages and total 100%.
•	You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
•	All premiums will be allocated pursuant to your instructions on record with us.
•	For Policies issued with the No Surrender Charge Rider, the allocation of any premium to the Fixed Account may not exceed 25% without our prior consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions.

RIGHT TO EXAMINE PERIOD

If you are not satisfied with the Policy, you may void it by returning it to us or our agent from whom it was purchased within 10 days of receipt, or longer where required by state law. If the Policy is a replacement for an existing Policy, you may void it by returning it within 30 days of receipt, or longer where required by state law. The Policy will be void from the beginning. Unless otherwise required by law, we will refund the premium paid less withdrawals, adjusted by gains and losses. If your Policy was issued as an Individual Retirement Account ("IRA"), you will receive either the premium paid or your Accumulation Value, whichever amount is greater.

YOUR ACCUMULATION VALUE

On your Policy's date of issue, the Accumulation Value equals the initial premium less any charge for applicable premium taxes that we may collect. On any Business Day thereafter, the Accumulation Value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Accumulation Value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account option) as well as the deductions for charges under the Policy.

Separate Account Value

Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Accumulation Value held in the Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Accumulation Units held in the Subaccount allocated to the Policy. We will determine the value of the assets of each Subaccount at the close of trading on the New York Stock Exchange on each Business Day.

The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount on any Business Day equals the unit value of the Subaccount on the previous Business Day multiplied by the net investment factor for the Subaccount. The net investment factor for each Subaccount can be determined on any Business Day by using the following calculation:

•	The net asset value per share of the Subaccount's underlying portfolio as of the end of the current Business Day, plus the per share amount of any dividend or capital gain distribution paid by that underlying portfolio since the previous Business Day, plus the per share amount of any taxes payable by the Separate Account; divided by
•	The net asset value per share of the Subaccount's underlying portfolio as of the end of the previous Business Day, minus
•	The daily mortality and expense risk charge and the daily administrative expense charge.

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When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made. Each transaction described below will increase or decrease your Accumulation Units.

The number of Accumulation Units in a Subaccount will increase when:

•	Net premiums are credited to it; or
•	Amounts are transferred to it from other Subaccounts or the Fixed Account

The number of Accumulation Units in a Subaccount will decrease when:

•	Partial withdrawals (and any surrender charges) are taken from it;
•	Monthly deductions are taken from it;
•	Transfer charges are taken from it; or
•	Amounts are transferred out of it into other Subaccounts or the Fixed Account

Fixed Account Value

The Accumulation Value of the Fixed Account on any Business Day equals:

(a)	the Fixed Account value at the end of the previous Business Day; plus
(b)	any premiums allocated to the Fixed Account since the end of the previous Business Day; plus
(c)	any transfers from the Subaccounts to the Fixed Account since the end of the previous Business Day; minus
(d)	any transfers from the Fixed Account to the Subaccounts since the end of the previous day; minus
(e)	any transfer fees allocated to the Fixed Account since the end of the previous Business Day; minus
(f)	any partial withdrawals (including any applicable surrender charges) allocated to the Fixed Account since the end of the previous Business Day; minus
(g)	on the Policy Anniversary, a Pro Rata share of the Policy fee; plus
(h)	interest credited to the Fixed Account since the end of the previous Business Day.

We guarantee that the fixed account value will be credited with a rate of interest at least equal to the guaranteed minimum interest rate.

TELEPHONE TRANSACTIONS

Telephone Transactions Permitted

•	Transfers among investment options.
•	Establish systematic transfer programs.
•	Change of premium allocations.

How to Authorize Telephone Transactions

•	Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf.
•	You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules

•	Must be received by close of the New York Stock Exchange ("NYSE") (usually 3:00 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
•	Will be recorded for your protection.
•	For security, you or your authorized designee must provide your Social Security number and/or other identification information.
•	May be discontinued at any time for some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

DELAY OF PAYMENTS

We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or

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(iv) exist.

We may defer payments of a full surrender or partial withdrawals or a transfer from the Fixed Account for up to 6 months from the date we receive your Written Notice, after we request and receive approval from the department of insurance of the State where the Policy is delivered.

BENEFICIARY

You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable, you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application, or otherwise named in a subsequent change request, will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner. The surviving spouse may not elect the Waypoint Income Rider when the single life option was selected and the Policy was issued under an Internal Revenue Code Section 401 or 457 qualified plan.

If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

MINOR OWNER OR BENEFICIARY

A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. In most states, parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

POLICY CHANGES

Any change to your Policy is only effective if communicated on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Instructions on how to contact us to determine what information is needed and where you can get various forms for Policy changes are shown on the Table of Contents page and on the last page.

POLICY TERMINATION

We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy. See this prospectus' Policy Distributions: Withdrawals section for more information.

If, prior to the Maturity Date, you have paid no premiums during the previous 24-month period, we have the right to cancel the Policy and pay you the Accumulation Value less applicable surrender charges in a lump sum if both (i) the total premiums paid, less any partial withdrawals, are less than $2,000 (does not apply to IRAs), and (ii) the Accumulation Value at the end of such 24-month period is less than $2,000.

DEATH OF ANNUITANT

Upon the Annuitant’s death prior to 30 days before the Maturity Date, you may generally name a new Annuitant. If any Owner is the Annuitant, then upon that Owner’s death, the Policy’s applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner’s spouse, then upon that Owner’s death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an Annuitant and different beneficiaries.

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OPTIONAL RIDERS

This Policy allows you the opportunity to select, and pay for, only those variable annuity Policy riders you want by "unbundling" riders that are often incorporated into a base variable annuity policy. Check with your sales representative or us before selecting a rider, as some may not be available in your state on the effective date of this prospectus. These options are currently available at Policy issue. Certain options may be available after Policy issue as described in this prospectus. Certain options may not be available in combination with other options. Some of these riders are not available in some states. For riders not available in your state on the date of your purchase, we may make them available to existing Owners for a limited time after the option becomes available. Charges for each of the options are shown in this prospectus’ Charges section. Each of the options is principally described in the prospectus sections noted below:

Rider:

Waypoint Income Rider

Step-Up Death Benefit Rider

Return of Premium Death Benefit Rider

Enhanced Death Benefit Rider

No Surrender Charge Rider

Four-Year Surrender Charge Rider

Minimum Premium Rider

Prospectus section where discussed:

POLICY DISTRIBUTIONS: Waypoint Income Rider

POLICY DISTRIBUTIONS: Death Benefits

POLICY DISTRIBUTIONS: Death Benefits

POLICY DISTRIBUTIONS: Death Benefits

POLICY DISTRIBUTIONS: Withdrawals

POLICY DISTRIBUTIONS: Withdrawals

IMPORTANT POLICY PROVISIONS: Policy Application and Issuance

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POLICY DISTRIBUTIONS

There are several ways to take all or part of your investment out of your Policy, both before and after the Maturity Date. Tax penalties and surrender charges may apply to amounts taken out of your Policy before the Maturity Date. Your Policy also provides a death benefit (including, for an additional charge, optional death benefit riders) that may be paid upon your death prior to the Maturity Date. All or part of a death benefit may be taxable.

WITHDRAWALS

You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Maturity Date. Amounts withdrawn may be subject to a surrender charge. Following a full surrender of the Policy, or at any time the Accumulation Value is zero, all of your rights in the Policy end.

For purposes of the surrender charge only, premiums are deemed to be withdrawn before any earnings; this means that there may be no surrender charge if the amount of the withdrawal is less than or equal to premiums received at least 7 years prior to the withdrawal (4 years for the Four-Year Surrender Charge Rider) and not considered having been previously withdrawn. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure). (This is different than taxation order, which generally considers the last premium withdrawn first – a "last-in, first-out" procedure.)

Withdrawal Rules

•	Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be the 1st through 28th day of the month.
•	Minimum withdrawal is $250.
•	We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy.
•	A withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Accumulation Value from any Fixed Account option. If you do not specify the investment option(s) from which to take the withdrawal, it will be taken from each investment option on a Pro Rata basis.
•	The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we will deduct any charges owed but not yet paid (including surrender charges), a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
•	Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

We will allow facsimile request forms and signatures to be used for the purpose of a Written Notice authorizing withdrawals from your Policy. You may complete and execute a withdrawal form and send it to our Service Center fax number, 402-467-7335. We offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

Systematic Withdrawal Plan

The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Accumulation Value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax adviser before requesting this plan.

Free Withdrawal Amount

Each year after the first Policy Year you may withdraw 10% of the Accumulation Value without a surrender charge. This free withdrawal amount is reduced by all prior free withdrawals in the Policy Year. Any unused portion of the free withdrawal amount cannot be carried forward to subsequent Policy Years. There is no charge for this feature.

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Waiver of Surrender Charge

The surrender charge will be waived in the event of (1) or (2) below:

(1)	You become confined in a Qualified Institution for a period of at least 30 consecutive days after the Policy Date, subject to the following:
a.	You must be a natural person (not a trust, corporation, or other legal entity).
b.	You must have been an owner of the Policy continuously since the Policy date.
c.	You were not confined in a Qualified Institution at any time during the 60-day period immediately prior to the Policy Date.
d.	We receive Written Notice for a full surrender or partial withdrawal, along with due proof of confinement, within 12 months following such confinement.

A "Qualified Institution" is a facility located in the United States that is primarily engaged in providing continuous, on-going skilled nursing care and related services for its residents. The Qualified Institution must be operated pursuant to the laws and regulations of the state in which it is licensed and be qualified as a "skilled nursing facility" under Medicare or Medicaid. The Qualified Institution must maintain daily medical records of each patient. The Qualified Institution's staff must be licensed, certified, or registered in accordance with applicable state laws. A Qualified Institution does not include: assisted living facilities, residential care facilities, facilities primarily engaged in the treatment of mental or nervous disorders, facilities primarily engaged in the treatment of alcoholism or drug addiction, or rehabilitation hospitals.

(2)	You acquire a terminal illness after the Policy Date, subject to the following:
a.	You must be a natural person (not a trust, corporation, or other legal entity).
b.	You must have been an owner of the Policy continuously since the Policy Date.
c.	You must have received a diagnosis from your Physician indicating that you have less than 12 months to live.
d.	We must receive Written Notice for a full surrender or partial withdrawal together with a certificate from your Physician stating your life expectancy and any other proof we may require.

A "Physician" is a doctor of medicine or osteopathy (other than you, your spouse, domestic partner, a member of your family, a business or professional partner, or any person with whom you share a financial or business interest) licensed to practice medicine and surgery in the state in which he or she practices and who is practicing within the scope of such license in the United States.

There is no charge for this feature. The waiver may not be available in all states or at all times.

Four-Year Surrender Charge Rider (optional)

The Four-Year Surrender Charge Rider provides a shorter surrender charge schedule than the base Policy. There is a charge for this rider. The rider may only be elected at issue. The rider may not be cancelled and will terminate only when the Policy terminates. If you elect the Four-Year Surrender Charge Rider, you may not elect the No Surrender Charge Rider, the Waypoint Income Rider, the Step-Up Death Benefit Rider or the Enhanced Death Benefit Rider.

No Surrender Charge Rider (optional)

The No Surrender Charge Rider allows you to take partial withdrawals or a full surrender of Accumulation Value without surrender charges. There is a charge for this rider. The rider may only be elected at issue. The rider may not be cancelled and will terminate only when the Policy terminates. If you elect the No Surrender Charge Rider, you may not elect the Four-Year Surrender Charge Rider, the Waypoint Income Rider, the Step-Up Benefit Rider or the Enhanced Death Benefit Rider.

If you elect the No Surrender Charge Rider, the following restrictions also apply:

•	Your premium allocation may not exceed 25% to the Fixed Account without prior approval. If prior approval is not received, we may reallocate the excess premium above 25% proportionately among your remaining investment option allocations.
•	The maximum amount you may transfer into the Fixed Account each Policy Year is 10% of the Separate Account value as of the previous Policy Anniversary. Prior to the first Policy Anniversary, the most recent Policy Anniversary is the date the first transfer was made into the Fixed Account.
•	We may further restrict allocation of premiums and transfers to the Fixed Account upon providing you with 30 day notice.

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DEATH BENEFITS

We will pay the death benefit after we receive satisfactory proof of death of an Owner’s death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death.

Until we receive satisfactory proof of death and instructions, in the proper form, from your beneficiaries, your Policy will remain allocated to the Subaccounts you chose, so the amount of the death benefit will reflect the investment performance of those Subaccounts during this period. If your Policy has multiple beneficiaries, we will calculate and pay each beneficiary's share of the death benefit proceeds once we receive satisfactory proof of death and when we receive instructions, in proper form, from that beneficiary. The death benefit proceeds still remaining to be paid to other beneficiaries will remain allocated to and continue to fluctuate with the investment performance of the Subaccounts you chose, until each beneficiary has provided us instructions in the proper form.

In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time. We will send the beneficiary a checkbook within seven days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the general account.

If an Owner of the Policy is a corporation, trust or other non-individual, we treat the Annuitant as an Owner for purposes of the death benefit. The Annuitant is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. If an Owner of the Policy is a corporation, trust or other non-individual, a change in the Annuitant is not permitted.

If the Annuitant is an Owner or joint Owner, the Annuitant’s death is treated as the Owner’s death.

If the Annuitant is not an Owner and the Annuitant dies before the Maturity Date, the Owner may name a new Annuitant if such Owner(s) is a natural person. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.

If your spouse is the Policy beneficiary, Annuitant, or a joint Owner, special tax rules apply. See the IRS Required Distribution Upon Death of Owner section below.

We will deduct any applicable premium tax not previously deducted from the death benefit payable.

IRS Required Distribution Upon Death of Owner

Federal tax law requires that if your Policy is non-qualified and you die before the Maturity Date, then the entire value of your Policy must be distributed within five years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin no later than one year after the date of your death. Special rules may apply to your surviving spouse. A more detailed description of these rules and other required distribution rules that apply to tax-qualified Policies are described in Appendix B of this prospectus.

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Tables Illustrating Benefits Upon Death

The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax adviser for advice. You may contact us for more information.

If death occurs before the Maturity Date:
If the deceased is ...	and ...	and ...	then the ...
any Policy Owner	- - -	- - -	Policy beneficiary receives the death benefit.
any Policy Owner	the beneficiary is the Policy Owner’s surviving spouse	- - -	surviving spouse may elect to become the Policy Owner and continue the Policy, or may have the Policy end and receive the death benefit.
the Annuitant	a Policy Owner is living	there is no named contingent or joint Annuitant	Policy continues with the Policy Owner as the Policy Annuitant unless the Owner names a new Annuitant.
the Annuitant	the Policy Owner is a non-person	- - -	Annuitant’s death is treated as a Policy Owner’s death.
any Annuitant	a Policy Owner is living	the contingent or joint Annuitant is living	contingent Annuitant becomes the Annuitant, and the Policy continues.

If death occurs on or after the Maturity Date:
If the deceased is ...	and ...	then the ...
any Policy Owner	There is a living joint Owner, and the Annuitant is living	surviving Policy Owner remains as Owner for purposes of distributing any remaining Policy proceeds pursuant to the annuity income option then in effect. If the annuity benefit payee was the deceased Policy Owner, the surviving Owner receives the proceeds. If the payee is other than the deceased Owner, proceeds continue to be paid to the payee until the payee’s death, then are paid to the Policy beneficiary.
any Policy Owner	There is no surviving joint Owner, and the Annuitant is living	Policy beneficiary becomes the Policy Owner for purposes of distributing any remaining Policy proceeds pursuant to the annuity income option then in effect. If the annuity benefit payee was the Owner, then the Policy beneficiary receives the proceeds. If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee’s death, then are paid to the Policy beneficiary.
any Policy Annuitant	any Policy Owner is living	Policy Owner (or other named payee) receives distribution of any remaining Policy proceeds pursuant to the annuity income option then in effect.
the Annuitant	the Annuitant is also the Policy Owner	Policy beneficiary becomes the Policy Owner for purposes of distributing any remaining Policy proceeds pursuant to the annuity income option then in effect. If the annuity benefit payee was the Owner, then the Policy beneficiary receives the proceeds. If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee’s death, then are paid to the Policy beneficiary.

Standard Death Benefit

Upon any Owner’s death before the Maturity Date, the Policy will end, and we will pay a death benefit to your beneficiary(ies). The death benefit equals your Accumulation Value without deduction of a surrender charge. We will pay the death benefit on the date that both satisfactory proof of death and direction with regard to the benefit payout are received.

Upon any Owner’s death on or after the Maturity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

Optional Death Benefit Riders

Three optional death benefit riders are available, each for an additional charge. Each optional death benefit rider provides the opportunity to receive a death benefit that is greater than the Policy's standard death benefit under the circumstances described below. Your election must be made when the Policy is issued. Your election cannot be changed or revoked. At your Attained Age 95, each of the death benefit riders terminate, the rider charges end, and the death benefit becomes the standard death benefit.

The Return of Premium Death Benefit Rider and the Step-Up Death Benefit Rider cannot be elected together. Only the Return of Premium Death Benefit Rider is available with the Four-Year Surrender Charge Rider or the No Surrender Charge Rider.

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Step-Up Death Benefit Rider (optional)

The Step-Up Death Benefit Rider provides the opportunity to receive a death benefit that is greater than the Policy's standard death benefit. You may elect this rider if you (or the Annuitant if the Owner is a non-natural person) are not older than Attained Age 75 at issue. At your Attained Age 95, the rider will terminate and the death benefit becomes the standard death benefit. If the Policy is jointly owned, the death benefit is payable upon the death of the first owner.

The death benefit under the Step-Up Death Benefit Rider is referred to as the Guaranteed Minimum Death Benefit ("GMDB"). Until termination of the rider, the GMDB equals the greater of the Accumulation Value on the date that proof of death is received and a value that has the potential to "step-up" on Policy Anniversaries. The GMDB amount cannot be withdrawn.

The step-up interval is one year for this rider. The step-up benefit for Attained Ages 80-95 is the step-up benefit on the Policy Anniversary nearest your 80th birthday adjusted by adding subsequent premiums paid and subtracting an adjustment for withdrawals made.

Calculating the GMDB:

On the Policy Date, the GMDB is the initial premium.

After the Policy Date, the GMDB equals:

(a) + (b) - (c), where:

(a) is the greater of (i) the Accumulation Value as of the most recent Policy Anniversary and (ii) the GMDB immediately preceding the most recent Policy Anniversary

(b)  is any premiums paid since the most recent Policy Anniversary

(c)  an adjustment for each partial withdrawal since the most recent Policy Anniversary

The adjustment for each partial withdrawal equals:

(A) If (C) is greater than or equal to (B), or

(A) * (B / C) if (B) is greater than (C), where:

(A) is the withdrawal amount (including any applicable surrender charges)

(B) is the GMDB prior to the withdrawal

(C) is the Accumulation Value prior to the withdrawal

Example (actual results depend on Policy experience):

Assume:

1.  Policy issued on January 1, 2015, with $100,000 single premium and no additional premiums or withdrawals;

2.   January 1, 2016, Accumulation Value increases to $104,000;

3.   January 1, 2017, Accumulation Value decreases to $102,000;

4.   Owner dies on July 1, 2017, when Accumulation Value decreases to $101,000.

Result:

1.   The initial GMDB value on January 1, 2015, is $100,000.

2.   On January 1, 2016, the GMDB value is stepped-up to $104,000.

3.   On January 1, 2017, the GMDB value remains at $104,000 since the Accumulation Value on January 1, 2017, of $102,000 is less than the prior GMDB value.

4.   On July 1, 2017, the death benefit is the larger of the GMDB value ($104,000) and the Accumulation Value ($101,000), or $104,000.

We do not currently limit the investment options you are allowed to select with the Step-Up Death Benefit Rider. However, we have reserved the right to do so while the rider is in effect. We also may change such limitations from time to time or impose additional restrictions. We will notify you in writing at least 30 days (or longer if required by state and/or federal law or regulation) prior to any change in the investment option limitations.

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Return of Premium Death Benefit Rider (optional)

The Return of Premium Death Benefit Rider provides the opportunity to receive a death benefit that is greater than the Policy's standard death benefit. You may elect this rider if you (or the Annuitant if the Owner is a non-natural person) are not older than Attained Age 85 at issue. At your Attained Age 95, the rider will terminate and the death benefit becomes the standard death benefit. If the Policy is jointly owned, the death benefit is payable upon the death of the first Owner.

The death benefit under the Return of Premium Death Benefit Rider is referred to as the Guaranteed Minimum Death Benefit ("GMDB"). Until termination of the rider, the GMDB equals the greater of the Accumulation Value on the date that proof of death is received and the adjusted guaranteed premium. The GMDB amount cannot be withdrawn.

Calculating the adjusted guaranteed premium:

The adjusted guaranteed premium is the total premium paid into the Policy less an adjustment for each withdrawal based on the proportion that the withdrawal amount has to the Policy Accumulation Value prior to the withdrawal. The adjusted guaranteed premium after a withdrawal equals:

A – (A * (B / C)), where:

A is the adjusted guaranteed premium prior to the withdrawal

B is the withdrawal amount (including applicable surrender charges)

C is the Accumulation Value prior to the withdrawal

Example (actual results depend on Policy experience):

Assume:

1.   Policy issued on January 1, 2015, with $100,000 single premium and no additional premiums or withdrawals;

2.   July 1, 2015, Accumulation Value increases to $104,000 and then a partial withdrawal of $50,000 is taken;

3.   Owner dies on July 1, 2017, when Accumulation Value decreases to $32,000.

Result:

1.   The initial adjusted guaranteed premium on January 1, 2015, is $100,000.

2.   On July 1, 2015, the adjusted guaranteed premium after a $50,000 partial withdrawal is calculated as:

$100,000 – ($100,000 * ($50,000 / $104,000)) = $51,923.08

3.   On July 1, 2017, since no premium has been deposited and no withdrawals have been taken since July 1, 2015, the death benefit is the larger of $32,000 and $51,923.08, or $51,923.08.

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Enhanced Death Benefit Rider (optional)

The Enhanced Death Benefit Rider provides the opportunity to receive a death benefit in addition to the Policy's standard death benefit or that which is provided by either of the other optional death benefit riders (if elected). You may elect this rider if you (or the Annuitant if the Owner is a non-natural person) are not older than Attained Age 75 at issue. At your Attained Age 95, the rider will terminate and the death benefit becomes the standard death benefit. If the Policy is jointly owned, the death benefit is payable upon the death of the first Owner.

Under the Enhanced Death Benefit Rider, we will pay the Enhanced Death Benefit ("EDB") amount upon the death of the Policy Owner. The EDB amount depends on the date that proof of death is received. For joint Policy Owners, the EDB is payable upon the death of the first Policy Owner.

Calculating the EDB:

Upon your death, EDB equals:

(A) * (B), where:

(A) is 0.40

(B) is the Benefit Base

The Benefit Base equals:

The lesser of (1) and (2), where:

(1) is AVD – NPBB

(2) is 200% of Adjusted NP

The Benefit Base will never be less than zero.

Example (actual results depend on Policy experience):

Assume:

1. Death occurs in Policy Year 5

2. AVD is $90,000

3. NP is $26,500

4. NPBB is $50,000

5. Premium received within 12 months prior to death is $14,000

Result:

The EDB is calculated as follows:

(a) Benefit Base is the lesser of:

(i) = $90,000 - $50,000 = $40,000, and

(ii) 200% of ($26,500 - $14,000) = $25,000

(b) EDB amount is 40% of $25,000 or $10,000

AVD is the Accumulation Value on the date proof of death is received

NPBB is net premiums used for the determination of the Benefit Base, which are total premiums paid into the Policy less proportional withdrawal adjustments, if any, as described below. On each policy anniversary, NPBB is reset to the lesser of net premium (NP) or the Accumulation Value as of that Policy Anniversary.

NP is net premiums, which are total premiums paid into the Policy less proportional withdrawal adjustments, if any, as described below.

Adjusted NP is NP reduced by premiums paid within a certain time prior to the date that proof of death is received. If this date occurs in the first Policy Year, there is no reduction for premiums paid prior to this date. If this date occurs in the second Policy Year, all premiums paid in the second Policy Year reduce NP. If this date occurs after the second Policy Year, only premiums paid within the 12-month period prior to this date reduce NP.

The proportional withdrawal adjustments referred to in the definitions of NPBB and NP are calculated in the same fashion. The withdrawal adjustment is based on the proportion that the withdrawal has to the Accumulation Value prior to the withdrawal. The withdrawal adjustment equals:

A * (B / C), where:

A is the value of NP (or NPBB) prior to the withdrawal

B is the withdrawal amount (including any applicable surrender charges)

C is the Accumulation Value prior to the withdrawal

With respect to IRAs, if you are purchasing the EDB for your IRA, our understanding of current law is that the tax status of optional death benefits such as EDB is unclear. We believe that use of the EDB endorsement and other optional death benefits should not result in adverse tax treatment. We may, in our sole discretion and in compliance with our adopted procedures, accept or reject IRA contributions to purchase a contract with optional benefits. However, we can give no assurance that the Internal Revenue Service will approve the use of the optional death benefit in IRAs. Therefore, the Policy Owners bear the risk of any adverse tax treatment.

ANNUITY INCOME BENEFITS

A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Accumulation Value, the Annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Accumulation Value may be placed under one or more annuity income options.

Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or Annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

Annuity payments:

•	require investments to be allocated to our general account, so are not variable.
•	may be taxable and, if premature, subject to a tax penalty.

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Annuity payments are based on the guaranteed minimum interest rate for the Fixed Account of your Policy, compounded annually. If you select a Life Income annuity option, your annuity payments will further be based on the 2012 Individual Annuity Mortality Period Life Table with generational mortality improvement in all years using Projection Scale G2, and the year of the Maturity Date. Annuity payments are further based on the gender(s) of the Annuitant(s), except for Policies issued in states that require unisex mortality, or in connection with employment related annuities and benefit plans not based on the gender of the Annuitant(s). In these instances, the projection and mortality rates will be 100% female for all Annuitants.

Annuity payments on the Maturity Date will not be less than those provided by the application of the Accumulation Value to a single premium immediate annuity policy at the purchase rates offered by us to the same class of Annuitant.

When Annuity Income Payments Begin

You select the Maturity Date by completing an election form that you can request from us at any time. The earliest Maturity Date is the third Policy Anniversary. If you do not specify a date, the Maturity Date will be the Policy Anniversary nearest the Owner's (or Annuitant's if the Owner is a non-natural person) 95th birthday. Tax-qualified Policies may require an earlier Maturity Date.

Selecting an Annuity Income Option

You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the Maturity Date. If no selection is made by then, we will apply the Accumulation Value to make annuity payments under the life annuity income option with guaranteed payments for 5 years.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment will be.

If you die before the Maturity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

Annuity Income Options

Once fixed annuity payments under an annuity income option begin, they cannot be changed. When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

Note: If you elect an annuity income option based only upon a life contingency (Life Income Only), it is possible that only one annuity payment would be made under the annuity option if the Annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the Annuitant died before the due date of the third annuity payment, etc. This would not happen if you elect an annuity income option guaranteeing either the amount or duration of payments (Life Annuity with Installment Payments, Life Income with Installment Refund, or Installment Payments).

Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

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The annuity income options are:

Life Income. We will make equal annual, semiannual, quarterly or monthly annuity payments, as selected, for the life of the Annuitant. The first payment is due on the date the annuity option becomes effective.

1.	Life income only. Annuity payments will be made for the Annuitant's life only (or the life of the last surviving Annuitant, in the case of joint Annuitants). There are no guaranteed payments. Upon the death of the last Annuitant, payments will cease.
2.	Life annuity with installment payments. Annuity payments will be made for the Annuitant's life (or the life of the last surviving Annuitant, in the case of joint annuitants) or for a selected number of payments, whichever is longer.
3.	Life income with installment refund. Annuity payments will be made for the Annuitant's life (or the life of the last surviving annuitant, in the case of joint Annuitants) or for a period that ends when the total amount paid equals the proceeds applied under this option, whichever is longer.

Installment Payments. We will make equal annual, semiannual, quarterly or monthly annuity payments for the number of years selected (from five to thirty years). The first payment is due on the date the annuity option becomes effective.

Other Options. You and we may agree to make annuity payments in another manner.

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WAYPOINT INCOME RIDER (optional)

The Waypoint Income Rider provides a withdrawal benefit that guarantees a series of annualized withdrawals from the Policy until the death of the last Covered Person, regardless of the Policy's Accumulation Value. A "Covered Person" is the Owner(s) of the Policy, the Annuitant(s) if the Owner is a non-natural person, or the spouse at the time the joint spousal option is selected.

Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company and do not apply to the performance of the underlying investment options available with the Waypoint Income Rider.

There is a charge for the Waypoint Income Rider. The rider may not be available in all states. The rider is only available if the Policy Owner is Attained Age 50 through 85. The date the Waypoint Income Rider is issued is the "Rider Date."

If you are Attained Age 50 through 85 on the date your Policy is issued, you may elect the Waypoint Income Rider at issue. If your Policy was purchased before your Attained Age 50, you may add the Waypoint Income Rider on the Policy Anniversary nearest your 50th birthday if the rider is available at that time. We will send you notice of your ability to add the Waypoint Income Rider at least 60 days prior to the Policy Anniversary when it may be added. You must affirmatively respond to us in writing, and we must receive your response before the date provided in the notice. The Waypoint Income Rider may not be added after the date provided in the notice.

The Internal Revenue Code defines Required Minimum Distribution amounts (an "RMD") in Code Sections 401(a)(9) and 408(b)(3) and related regulations. The RMD is based on the previous year-end Accumulation Value of only the Policy to which the Waypoint Income Rider is attached, including the present value of additional benefits provided under the Policy and any riders attached to the Policy, to the extent required to be taken into account under IRS guidance.

Waypoint Income Rider Phases

The Waypoint Income Rider has three phases, and your rights and benefits vary depending on which phase the rider is in. The Waypoint Income Rider is issued in the Accumulation Phase, and the Withdrawal Phase can begin no sooner than 30 days later. Sequentially, the phases are:

Accumulation Phase: the period of time between the Rider Date and the first date of the Withdrawal Phase.

Withdrawal Phase: the period of time beginning with the occurrence of the first lifetime withdrawal benefit payment.

Guaranteed Phase: the period of time during which lifetime withdrawal benefit payments continue to be made, even though the Policy's Accumulation Value has been reduced to zero.

Accumulation Phase

During the Accumulation Phase, you have the opportunity to grow the Premium Accumulation Value which will later be used to determine the lifetime withdrawal benefit payments provided by the Waypoint Income Rider. Under the circumstances described below, we credit the Premium Accumulation Value with a guaranteed annual compounded rate of return of 5% (the "Premium Accumulation Rate"). The Reset Feature of the Accumulation Phase provides the potential to increase your Premium Accumulation Value on each Policy Anniversary to equal the Policy's Accumulation Value if it is greater than the Premium Accumulation Value.

Premium Accumulation Period is a 10-year period beginning with the later of the Rider Date or the most recent reset date during which we credit the Premium Accumulation Value with the Premium Accumulation Rate. If you elect to enter the Withdrawal Phase during this time, the Premium Accumulation Period will end.

Premium Accumulation Value is the sum of premiums paid plus interest at the Premium Accumulation Rate compounded annually for the Premium Accumulation Period. The initial Premium Accumulation Value is the Policy's Accumulation Value as of the Rider Date. The Premium Accumulation Value cannot be withdrawn and is not payable as a death benefit.

Maximum Anniversary Accumulation Value is the highest Accumulation Value of the Policy on any Policy Anniversary during the Premium Accumulation Period after the later of the Rider Date or the most recent rest date, if any. The Maximum Anniversary Accumulation Value cannot be withdrawn and is not payable as a death benefit.

Reset Feature. On each Policy Anniversary during the Accumulation Phase, the Premium Accumulation Value will be reset to the Policy's Accumulation Value if it is greater.

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At the time of a reset:

1. A new Premium Accumulation Period begins for the Premium Accumulation Value and the Maximum Anniversary Accumulation Value.

2. If the rider charge rate increases, we will notify you at least 30 days prior to the Policy Anniversary. The new rider charge rate will be specified in the notice and will not exceed the maximum rider charge rate.

3. You can decline the rider charge rate increase by providing Written Notice no later than 10 days prior to the Policy Anniversary. If you decline the rider charge rate increase, the reset feature will be suspended and the rider charge rate will remain unchanged for the current Policy Year.

After reset, the provisions of the Waypoint Income Rider apply in the same manner as they applied when the rider was issued. The deduction of charges, limitations on withdrawals, and any future reset options available after the most recent reset will again apply and will be measured from the date of most recent reset.

Calculating the Premium Accumulation Value with a reset:

On each Policy Anniversary during the Premium Accumulation Period, the Premium Accumulation Value equals:

the greater of (A) and (B), where:

(A) is the previous Premium Accumulation Value increased for premiums and decreased for an adjustment due to withdrawals plus interest at the Premium Accumulation Rate

(B) is the Policy's Accumulation Value

Example (actual results depend on Policy experience):

Assume:

On the Rider Date, the Policy's Accumulation Value is $100,000

No additional premiums are added or withdrawals made

On the first Policy Anniversary after the Rider Date, the Policy's Accumulation Value is $98,000

On the second Policy Anniversary after the Rider Date, the Policy's Accumulation Value is $112,000

Result:

On the Rider Date, the Premium Accumulation Value is the Policy's Accumulation Value, or $100,000.

On the first Policy Anniversary after the Rider Date, the Premium Accumulation Value is the greater of:

(A) $100,000 + (5% of $100,000) = $105,000

(B) $ 98,000

This results in a Premium Accumulation Value of $105,000

On the second Policy Anniversary after the Rider Date, the Premium Accumulation Value is the greater of:

(A) $105,000 + (5% of $105,000) = $110,250

(B) $112,000

This results in a Premium Accumulation Value of $112,000. The Premium Accumulation Value has increased due to the Reset Feature of the rider.

Withdrawals During the Accumulation Phase. You are permitted to take one withdrawal per Policy Year during the Accumulation Phase without initiating the Withdrawal Phase. You must indicate your desire to exercise this provision at the time you request a withdrawal. The withdrawal can be no sooner than 30 days after the Rider Date.

The Premium Accumulation Rate that will be applied in the year of a withdrawal will be impacted by such withdrawal. Taking a withdrawal under this provision will reduce the annual rate of interest for the Premium Accumulation Value to 0% for the Policy Year in which the withdrawal is taken. A second request for a withdrawal in a Policy Year will automatically transition the rider to the Withdrawal Phase.

A withdrawal will reduce the Rider Charge Base, the Premium Accumulation Value, and the Maximum Anniversary Accumulation Value in the same proportion that the withdrawal amount has to the Policy's Accumulation Value prior to the withdrawal. The amount of these adjustments may be more than the dollar amount of the withdrawal.

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Calculations after a withdrawal during the Accumulation Phase:

The Rider Charge Base, Premium Accumulation Value, and Maximum Anniversary Accumulation Value, respectively, after a withdrawal, equal:

A – (A * (B / C)), where:

A is the Rider Charge Base, Premium Accumulation Value, or Maximum Anniversary

    Accumulation Value, respectively, prior to the withdrawal

B is the withdrawal amount

C is the Policy's Accumulation Value prior to the withdrawal

Example (actual results depend on Policy experience):

Assume:

Premium Accumulation Value (A) is $100,000

Partial Withdrawal Amount (B) is $20,000

Policy's Accumulation Value prior to the withdrawal (C) is $120,000

Premium Accumulation Value result after withdrawal:

= $100,000 – ($100,000 * ($20,000/$120,000))

= $100,000 – ($100,000 * (0.1666667))

= $100,000 – ($16,666.67)

= $83,333

Utilizing the same equation, a Rider Charge Base (A) assuming $105,000 would be $87,500.00 after the partial withdrawal, and a Maximum Anniversary Accumulation Value (A) assuming $115,000 would be $95,833.33 after the partial withdrawal.

Withdrawal Phase

During the Withdrawal Phase you will receive the lifetime withdrawal benefit payments provided by the Waypoint Income Rider. You may choose to begin the payments no sooner than 30 days after the Rider Date, and no later than 60 days after we receive Written Notice.

Lifetime Withdrawal Benefit Amount (LWBA) is the maximum withdrawal payment that can be withdrawn under the Waypoint Income Rider during a Policy Year without reducing the Benefit Base. We guarantee, as an obligation of our general account, that you may withdraw during a Policy Year up to the LWBA, regardless of the Policy's Accumulation Value, until the death of the last Covered Person. Total withdrawals in a Policy Year that do not exceed the LWBA will not be subject to surrender charges.

You have the choice of receiving LWBA withdrawals on an annual, semi-annual, quarterly, or monthly basis. If periodic withdrawals would be or become less than $100, we may change the frequency of withdrawals to an interval that will result in a payment of at least $100. If, during the Withdrawal Phase, you withdraw less than the LWBA in a Policy Year, the unused portion cannot be carried forward to subsequent Policy Years.

The LWBA is determined by applying the Lifetime Distribution Factor to the Benefit Base.

Benefit Base is the amount used in conjunction with the Lifetime Distribution Factor to determine the LWBA. The Benefit Base cannot be withdrawn and is not payable as a death benefit. The Benefit Base is established at the beginning of the Withdrawal Phase as the greatest of the Policy's Accumulation Value, the Premium Accumulation Value, and the Maximum Anniversary Accumulation Value. The Benefit Base is adjusted downward due to excess withdrawals and adjusted upward due to step-up or additional premium payments. The Benefit Base is not used to determine other benefits or features of the Waypoint Income Rider.

Lifetime Distribution Factor is a percentage that corresponds to the Attained Age of the youngest Covered Person at the beginning of the Withdrawal Phase. The Lifetime Distribution Factor is established from the following schedule; it never changes once it is established:

Attained Age	Single Life Option	Joint Spousal Option
50 through 54	3.50%	3.25%
55 through 59	4.00%	3.75%
60 through 64	4.50%	4.25%
65 through 69	5.00%	4.75%
70 through 74	5.25%	5.00%
75 through 79	5.50%	5.25%
80 and older	6.00%	5.75%

We may change this schedule for new issues and new Waypoint Income Rider elections. At any time that the Benefit Base is adjusted, the LWBA is re-determined by applying the Lifetime Distribution Factor to the adjusted Benefit Base.

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Calculating the LWBA:

The LWBA equals:

(A) * (B), where:

(A)   is the Benefit Base at the time the Withdrawal Phase begins

(B)   is the Lifetime Distribution Factor corresponding to the Attained Age of the youngest Covered Person at the time the Withdrawal Phase begins

Example (actual results depend on Policy experience):

Assume:

The rider is a Single Life option

The Benefit Base at the beginning of the Withdrawal Phase is $175,000 (A)

The Attained Age of the youngest Covered Person at the beginning of the Withdrawal Phase is 67

According to the schedule, the applicable Lifetime Distribution Factor is 5.00% (B)

Result:

$175,000 * 5.00% = $8,750

If, instead, the Attained Age of the youngest Covered Person at the beginning of the Withdrawal Phase is 60, the applicable Lifetime Distribution Factor is 4.50%. This would result in an LWBA of $7,875 ($175,000 * 4.50%).

Remaining Balance is the most recently determined Benefit Base minus the sum of all withdrawals made since the later of the beginning of the Withdrawal Phase or the most recent step-up of the Benefit Base. The Remaining Balance will never be less than zero. The Remaining Balance cannot be withdrawn. The Remaining Balance, if any, is payable as a death benefit.

Impact of Withdrawals on Benefit Base. Total withdrawals in a Policy Year up to the LWBA will not reduce the Benefit Base and will not impact the LWBA. An Excess Withdrawal is the portion of any withdrawal taken during the Withdrawal Phase that exceeds the LWBA in that Policy Year. Excess Withdrawals will proportionately reduce the Benefit Base. The Benefit Base adjustment may be more than the dollar amount of the Excess Withdrawal. If you are required to take an RMD from the Policy and the RMD exceeds the LWBA, the portion of the RMD that is greater than the LWBA will not be treated as an Excess Withdrawal.

Calculating a reduction in Benefit Base due to Excess Withdrawal:

A proportional reduction in the Benefit Base equals:

          A                                 A is Excess Withdrawal amount with respect to the LWBA

   B – (C – A),     where:         B is the Policy's Accumulation Value immediately prior to the withdrawal

                                             C is the withdrawal amount

Example (actual results depend on Policy experience):

Assume:

Excess Withdrawal Amount (A) is $2,000

Policy Accumulation Value prior to withdrawal (B) is $90,000

Partial Withdrawal Amount (C) is $7,000

Benefit Base is $100,000

Result:

The proportional reduction factor is:

$2,000 / ($90,000 – ($7,000 - $2,000)) = 0.0235294

The effect on the Benefit Base is:

$100,000 * 0.0235294 = $2,352.94

Applying the reduction to the Benefit Base:

$100,000 - $2,352.94 = $97,647.06

A reduction in the Benefit Base will reduce the LWBA. No excess withdrawals will be allowed when the Policy's Accumulation Value is zero. If an Excess Withdrawal reduces the LWBA to an amount less than $100, we will pay the Remaining Balance in a lump sum; the rider and its benefits will be terminated.

Step-Up of Benefit Base. On each Policy Anniversary during the Withdrawal Phase, we will compare the Policy's Accumulation Value to the Benefit Base. If the Policy's Accumulation Value is greater than the Benefit Base on a Policy Anniversary, we will set the Benefit Base to equal the Policy's Accumulation Value and recalculate the LWBA, which will increase the LWBA.

Additional Premiums. Additional premium payments made during the Withdrawal Phase will increase the Policy's Accumulation Value according to the provisions of the Policy, increase the Benefit Base, and increase the LWBA. Premium payments made during the Withdrawal Phase may not exceed $25,000 without our approval. Premium payments will not be accepted if the Policy's Accumulation Value is zero.

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Guaranteed Phase

During the Guaranteed Phase, you will continue receiving LWBA payments even though the Policy's Accumulation Value has been reduced to zero. If a withdrawal (including an RMD) reduces the Policy's Accumulation Value to zero and at least one Covered Person is still living, the following will apply:

(1) the monthly rider charge will no longer be deducted,

(2) the LWBA will be provided until the death of the last surviving Covered Person under a series of pre-authorized payments according to a frequency selected by the Owner, but no less frequently than annually,

(3) no additional premiums will be accepted,

(4) no additional step-ups will occur,

(5) any Remaining Balance will not be available for payment in a lump sum and cannot be applied to provide payments under an annuity option, and

(6) the Policy and any other riders will cease to provide any death benefits.

Rider Spousal Continuation

If your Policy is issued as non-qualified, or issued as regular, SEP, SIMPLE, or Roth IRA, your spouse has the ability to continue the Waypoint Income Rider under the circumstances described below.

If the Covered Person dies during the Accumulation Phase of this rider and if the surviving spouse of the deceased Covered Person meets the age requirements of this rider, the surviving spouse may elect to continue this rider for his or her life in accordance with its terms. If the surviving spouse so elects, the rider will continue in the Accumulation Phase, and the Premium Accumulation Value and Maximum Anniversary Accumulation Value will be set equal to the Policy's Accumulation Value. The rider charge rate will equal the rider charge rate in effect for new issues of the same rider, but will not exceed the maximum rider charge. If age requirements are not met, the rider will terminate.

If the Covered Person dies during the Withdrawal Phase, the surviving spouse of the deceased Covered Person may elect to continue the rider in accordance with its terms. Total annual withdrawals, not to exceed the LWBA in effect on the date of the Covered Person's death, will be paid until such time that the Remaining Balance is reduced to zero. No step-up of the Benefit Base is available after the Covered Person's death.

Death Benefit

Upon the death of the last Covered Person, provided the rider is in the Withdrawal Phase, the beneficiary may elect to receive either the death benefit as provided by the Policy and other riders, as applicable, or the distribution of the Remaining Balance accomplished through the payment of the LWBA, subject to the IRS regulations relating to RMDs, until such time that the Remaining Balance is zero.

If the last surviving Covered Person dies and the Policy's Accumulation Value is zero as of the date of death, any Remaining Balance will be distributed to the beneficiary through the payment of the LWBA until such time that the Remaining Balance is zero.

Rider Charge

The current and guaranteed maximum annual charges for the Waypoint Income Rider are in the Charges section of this prospectus. Beginning with the Rider Date, each month we will deduct a rider charge pro-rata from your investment options. The monthly rider charge is equal to the rider charge rate multiplied by the Rider Charge Base divided by 12.

Rider Charge Base is the value used to calculate the monthly rider charge for each Policy Month. The initial Rider Charge Base is the Policy's Accumulation Value as of the Rider Date. During the Accumulation Phase, the Rider Charge Base is established on each Policy Anniversary as the maximum of the Policy's Accumulation Value, the Premium Accumulation Value, and the Maximum Anniversary Accumulation Value. During the Policy Year, the Rider Charge Base is increased dollar-for-dollar for premiums paid since the previous Policy Anniversary. During the Policy Year, the Rider Charge Base is also reduced for any withdrawal taken since the previous Policy Anniversary in the proportion that the withdrawal amount has to the Policy's Accumulation Value prior to the withdrawal. During the Withdrawal Phase the Rider Charge Base is the Benefit Base.

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Calculating the monthly rider charge: The monthly rider charge equals: (A * B) , where: 12	A is the Rider Charge Base B is the current rider charge rate

Example (actual results depend on Policy experience):

Assume:

A Single Life rider charge rate of 1.25%

On the Rider Date, the Policy'sAccumulation Value is $100,000

No additional premiums are added or withdrawals made

On the first Policy Anniversary after the Rider Date, the Rider Charge Base is $105,000.

Result:

The initial Rider Charge Base is the Policy's Accumulation Value as of the Rider Date, or $100,000. The monthly rider charge for the next 12 Policy Months is calculated as follows:

($100,000 * 1.25%) / 12 = $104.16

On the first Policy Anniversary after the Rider Date, the monthly rider charge for the next 12 Policy Months is calculated as follows:

($105,000 * 1.25%) / 12 = $109.37

Permitted Investment Options

While the Waypoint Income Rider is in force, all of your Policy's Accumulation Value must be allocated to the permitted investment options approved for use with this rider. The Waypoint Income Rider will terminate if you allocate any portion of your Policy's Accumulation Value or subsequent premium payment to an investment option that is inconsistent with the permitted investment options. You may transfer your Policy's Accumulation Value between the permitted investment options; however, any transfer of your Policy's Accumulation Value to an investment option that is not a permitted investment option will result in termination of the Waypoint Income Rider.

We reserve the right to change at any time the permitted investment options and/or place additional restrictions on the number of investment options that you are allowed to select, or the percentages you may allocate to each investment option while the Waypoint Income Rider is in force. We will notify you at least 30 days prior to any change to the permitted investment options. If we have not received alternate instructions from you prior to the closure of an investment option, we will transfer all of your Policy's Accumulation Value from the discontinued investment option to a default investment option as specified in the notice. You may later request to transfer your Policy's Accumulation Value from the default investment option to any remaining permitted investment option. We may close one or more permitted investment option(s) to additional premium payments and transfers. We will notify you at least 30 days prior to the closure(s). If you wish to make additional premium payments, you will be required to transfer your Policy's Accumulation Value to one of the remaining permitted investment options.

The list of permitted investment options is:

Calvert VP Volatility Managed Growth Portfolio

For long-term investors who seek growth potential with less emphasis on current income. The portfolio is likely to experience fluctuation in value, while seeking to manage overall volatility. Losses are still possible.

Calvert VP Volatility Managed Moderate Growth Portfolio

For long-term investors who seek a balance of current income and growth potential. The portfolio is likely to experience some fluctuations, while seeking to manage overall volatility. Losses are still possible.

Calvert VP Volatility Managed Moderate Portfolio	For investors who seek current income and stability, with modest potential for increase in the value of their investment. Losses are still possible.

You must allocate 100% of your Policy's Accumulation Value to one of the permitted investment options. Each portfolio is a volatility managed fund and may be referred to as a "VM Fund" or, collectively, the "VM Funds." You must select the VM Fund that is best for you. Your financial adviser can help you make this determination and may provide you with an investor questionnaire to help you define your investing style. There is no guarantee that the VM Fund you select is appropriate for your ability to withstand investment risk. We are not responsible for your selection of a specific VM Fund or your decision to change to a different VM Fund.

The strategies used by the VM Funds seek to limit the volatility risks associated with the value of your Policy. While these strategies are intended to reduce the risk of market losses from investing in equity securities, they may result in periods of underperformance, including, but not limited to, during times when the market is appreciating. As a result, your Policy's Accumulation Value may rise less than it would have without these strategies. During periods of high market volatility, the strategies are intended to dampen the impact on your Policy during sharp market losses, but nevertheless, you may still incur losses.

Changes to your Policy's Accumulation Value allocations outside of the permitted investment options will cause the

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Waypoint Income Rider to terminate. For this reason, you will not be able to execute such a trade online. You will be required to communicate with the Service Center. The Service Center will communicate that your election to trade will result in the termination of your Rider.

Potential Conflicts of Interest Relating to the VM Funds

The strategies used by the VM Funds limit the volatility risks associated with offering living benefit riders like the Waypoint Income Rider. In requiring allocation to the VM Funds we are not providing investment advice or managing the allocations of your Policy. There is no investment advisory agreement between you and us, nor are any of our affiliates an adviser to you as the Policy Owner.

Each VM Fund is a mutual fund portfolio managed by our affiliate, Calvert Investment Management, Inc. ("CIM"), subject to the oversight of CIM and the portfolio's Board of Directors. In providing investment advisory services to the VM Funds, CIM, together with its affiliates, including us, is subject to competing interests that may influence its decisions. These competing interests typically arise because CIM or one of its affiliates serves as the investment adviser or sub-adviser to the VM Funds and may provide other services in connection with such underlying funds, and because the compensation our affiliates receive for providing these investment advisory or subadvisory services, and we receive for providing other services, varies depending on the portfolio. For additional information about the conflicts of interest to which CIM and its affiliates are subject, see the VM Fund portfolio prospectuses.

Termination

Except as otherwise provided under the Rider Spousal Continuation section, the Waypoint Income Rider will terminate without value on the earliest occurrence of any of the following dates:

(1)	the date of death of the last surviving Covered Person,
(2)	the date there is a change of Owner that results in a change of Covered Person,
(3)	the date annuity payments commence under an annuity income option,
(4)	the date an Excess Withdrawal is taken such that the recalculated LWBA is less than $100,
(5)	the date any investment restriction is violated, or
(6)	the date you provide Written Notice to terminate either this rider or the Policy.

If annuity payments are to commence at the Maturity Date under number (3) above, the Owner may select one of the following options:

(1)	apply the Policy's Accumulation Value under an annuity income option described in the Policy, or
(2)	receive periodic annualized payments equal to the LWBA that would otherwise be determined at that time through a life contingent annuity.

In the case of a divorce, this rider will continue provided the Covered Person does not change.

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FEDERAL INCOME TAX MATTERS

This discussion of how federal income tax laws may affect your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). It is NOT intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections also impact taxation of your variable annuity investment and/or earnings.

Tax Deferrals During Accumulation Period

An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase. An individual Owner is not taxed on increases in the value of a Policy until a withdrawal occurs, either in the form of a non-periodic payment or as annuity payments under the settlement option selected.

Taxation of Withdrawals

Withdrawals are included in gross income to the extent of any allocable income. Any amount in excess of the investment in the Policy is allocable to income. Accordingly, withdrawals are treated as coming first from the income, then, only after the income portion is exhausted, as coming from principal. If you make a withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply. However, the penalty does not apply to distributions:

•	after the taxpayer reaches age 59 1/2;
•	upon the death of the Owner;
•	if the taxpayer is defined as totally disabled;
•	as periodic withdrawals that are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary;
•	under an immediate annuity; or
•	under certain other limited circumstances.

Taxation of Annuity Payments

If you elected an annuity payment option, the Code provides for the return of your investment in equal tax-free amounts over the annuity payout period. A portion of each Fixed annuity payment may be excluded from taxable income based on the ratio of the investment in the Policy to the total expected value of annuity payments. The remaining balance of each payment is taxable income. After you recover your investment in the Policy, any payment you receive is fully taxable. The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Taxation of Death Proceeds

A death benefit paid under the Policy may be taxable income to the beneficiary. The rules on taxation of an annuity apply. To be treated as an annuity, a Policy must provide that: (1) if an Owner dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Policy is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the Owner dies before the annuity starting date, the entire interest must be distributed within five years of death. However, if an individual is designated as beneficiary, they may take distribution over their life expectancy. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the beneficiary is the surviving spouse of the Owner, it is possible to continue deferring taxes on the accrued and future income of the Policy until payments are made to the surviving spouse.

Tax Treatment of Assignments and Transfers

An assignment or pledge of an annuity Policy is treated as a withdrawal. Also, the Code and ERISA in some circumstances prohibit such transactions from tax qualified plans, subjecting them to income tax and additional excise tax. Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Policy.

Tax Treatments by Type of Owner

A Policy held by an entity, other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes unless annuity payments start within a year. The income on such a Policy is taxable each year as it is received or accrued by the Owner. However, this rule does not apply if the Owner is acting as

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an agent for an individual or is an estate that acquired the Policy as a result of the death of the decedent. Nor does it apply if the Policy is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Policy under a terminated qualified plan. You should consult your tax adviser before purchasing a Policy to be owned by a non natural person.

Annuity Used to Fund Qualified Plan

The Policy is designed for use with various qualified plans including:

•	Individual Retirement Annuities (IRAs), Code Section 408(b);
•	Simplified Employee Pension (SEP IRA), Code Section 408(k);
•	Savings Incentive Match Plans for Employees (SIMPLE IRA), Code Section 408(p); and
•	Roth IRAs, Code Section 408A.

The Policy will not provide additional tax deferral benefits if it is used to fund a qualified plan. However, Policy features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. Each purchaser should obtain advice from a competent tax adviser prior to purchasing a Policy issued under a qualified plan.

The Company reserves the right to limit the availability of the Policy for use with qualified plans and to modify the Policy to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Policy. Our Service Center is available to assist you with any of your contract needs.

Tax Impact on Account Value

Certain Policy credits are treated as taxable "earnings" and not "investments" for tax purposes. Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts).

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MISCELLANEOUS

ABOUT OUR COMPANY

Ameritas Life Insurance Corp. issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. Ameritas Life is a stock life insurance company organized under the insurance laws of the State of Nebraska, in business since 1887. We are an indirect wholly owned subsidiary of Ameritas Mutual Holding Company. Our address is 5900 O Street, Lincoln, Nebraska, 68510. (See the Table of Contents page of this prospectus for more information on how to contact us.)

Ameritas Life is engaged in the business of offering life insurance; annuities; individual disability income insurance; group dental, vision and hearing care insurance; and retirement plans throughout the United States (except New York). Ameritas Mutual Holding Company is a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, and public financing.

Ameritas Life relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

DISTRIBUTION OF THE POLICIES

Ameritas Investment Corp. ("AIC"), 5900 O Street, Lincoln, Nebraska 68510, is the principal underwriter of the Policies. AIC is a direct wholly owned subsidiary of Ameritas Life. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and also will be licensed as insurance agents to sell variable insurance products. AIC is a federally registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). Commissions paid to all Distributors may be up to a total of 7.1% of premiums. We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees, and production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time. In calendar year 2014, we paid no conference sponsorship fees. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' Charges Explained section.

VOTING RIGHTS

As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you are invested. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights. If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We vote all shares that we hold in the same proportions as we vote the shares for which we have received instructions. It is possible that a small number of Policy Owners can determine the outcome of a voting proposal. The underlying portfolios may not hold routine annual shareholder meetings.

LEGAL PROCEEDINGS

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business. Certain of the proceedings we are involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations. Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on any or all of the above.

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APPENDIX A: VARIABLE INVESTMENT OPTIONS

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
AB Variable Products Series Fund, Inc.	AllianceBernstein L.P.
AB VPS Growth and Income Portfolio, Class B	Long-term growth of capital.
AB VPS Real Estate Investment Portfolio, Class B	Total return from long-term growth of capital and income.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class II	Capital growth; income is secondary.
American Funds Insurance Series®
American Funds IS Asset Allocation Fund, Class 2	High total return consistent with preservation of capital over the long term.
American Funds IS Blue Chip Income and Growth Fund, Class 2	Produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Funds IS Global Growth Fund, Class 2	Long-term growth of capital.
American Funds IS Growth Fund, Class 2	Growth of capital.
American Funds IS Growth-Income Fund, Class 2	Long-term growth of capital and income.
American Funds IS International Fund, Class 2	Long-term growth of capital.
American Funds IS Managed Risk Growth Fund, Class P2	Growth of capital while seeking to manage volatility and provide downside protection.
American Funds IS New World Fund®, Class 2	Long-term capital appreciation.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc.
Calvert VP Volatility Managed Growth Portfolio, Class F – AIP and Milliman Financial Risk Management, LLC ("Milliman")	Capital growth and income.
Calvert VP Volatility Managed Moderate Growth Portfolio, Class F – AIP and Milliman	Income and capital growth.
Calvert VP Volatility Managed Moderate Portfolio, Class F – AIP and Milliman	Current income.
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc.
Calvert VP SRI Balanced Portfolio, Class F	Income and capital growth.
Columbia Funds Variable Insurance Trust	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Strategic Income Fund, Class 2	Total return, consisting of current income and capital appreciation.
Columbia Funds Variable Series Trust II	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Emerging Markets Fund, Class 2	Long-term capital growth.
Columbia Variable Portfolio - High Yield Bond Fund, Class 2	High current income with capital growth secondary.
Columbia Variable Portfolio - Large Core Quantitative Fund, Class 2	Capital appreciation.
Columbia Variable Portfolio - Mid Cap Value Fund, Class 2	Long-term growth of capital.
Columbia Variable Portfolio - Select International Equity Fund, Class 2	Capital appreciation.
Columbia Variable Portfolio - Select Smaller-Cap Value Fund, Class 2	Long-term capital growth.
Deutsche Variable Series II	Deutsche Investment Management Americas Inc.
Deutsche Alternative Asset Allocation VIP, Class B – RREEF America L.L.C.	Capital appreciation.
Dreyfus Investment Portfolios	The Dreyfus Corporation
Dreyfus MidCap Stock Portfolio, Service Shares	Index: S&P MidCap 400 Index.**
Dreyfus Small Cap Stock Index Portfolio, Service Shares	Index: S&P SmallCap 600 Index.**
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio, Service Class 2 (2,4)	Long-term capital appreciation.
Fidelity® VIP Index 500 Portfolio, Service Class 2	Index: S&P 500® Index.**
Fidelity® VIP Investment Grade Bond Portfolio, Service Class 2 (1,3)	Bond.
Fidelity® VIP Mid Cap Portfolio, Service Class 2 (2,4)	Long-term growth.
Fidelity® VIP Money Market Portfolio, Service Class 2	Current income.
Fidelity® VIP Strategic Income Portfolio, Service Class 2
Subadvisers: (1) Fidelity Investments Money Management, Inc.; (2) FMR Co., Inc.; and (3) other investment advisers serve as sub-advisers for the fund.
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FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. (1) Franklin Mutual Advisers, LLC (2) Franklin Advisory services, LLC (3) Templeton Investment Counsel, LLC (4)
Franklin Income VIP Fund, Class 2 (1)	Income.
Franklin Mutual Global Discovery VIP Fund, Class 2 (2)	Capital appreciation.
Franklin Small Cap Value VIP Fund, Class 2 (3)	Long-term total return.
Templeton Foreign VIP Fund, Class 2 (4)	Long-term capital growth.
Templeton Global Bond VIP Fund, Class 2 (1)	Current income, consistent with preservation of capital, with capital appreciation as secondary.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco V.I. American Value Fund, Series II	Provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.
Invesco V.I. Diversified Dividend Fund, Series II	Provide reasonable current income and long-term growth of income and capital.
Invesco V.I. Global Real Estate Fund, Series II – Invesco Asset Management Limited	Total return through growth of capital and current income.
Ivy Funds Variable Insurance Portfolios	Waddell & Reed Investment Management Company
Ivy Funds VIP Asset Strategy	Total return.
Ivy Funds VIP Balanced	Total return through a combination of capital appreciation and current income.
Ivy Funds VIP Energy	Capital growth and appreciation.
Ivy Funds VIP Global Growth	Growth of capital.
Ivy Funds VIP High Income	Total return through a combination of current income and capital appreciation.
Ivy Funds VIP International Core Equity	Capital growth and appreciation.
Ivy Funds VIP Mid Cap Growth	Growth of capital.
Ivy Funds VIP Science and Technology	Growth of capital.
Ivy Funds VIP Small Cap Value	Capital appreciation.
Janus Aspen Series	Janus Capital Management LLC
Janus Flexible Bond Portfolio, Service Shares	Seeks maximum total return consistent with preservation of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® Growth Series, Service Class	Seeks capital appreciation.
MFS® New Discovery Series, Service Class	Seeks capital appreciation.
MFS® Utilities Series, Service Class	Seeks total return.
MFS® Variable Insurance Trust II	Massachusetts Financial Services Company
MFS® Blended Research® Core Equity Portfolio, Service Class	Seeks capital appreciation.
MFS® Corporate Bond Portfolio, Service Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Government Securities Portfolio, Service Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Variable Insurance Trust III	Massachusetts Financial Services Company
MFS® Blended Research® Small Cap Equity Portfolio, Service Class	Seeks capital appreciation.
MFS® Conservative Allocation Portfolio, Service Class	Seeks a high level of total return consistent with a conservative level of risk relative to the other MFS Asset Allocation Portfolios.
MFS® Growth Allocation Portfolio, Service Class	Seeks a high level of total return consistent with a greater than moderate level of risk relative to the other MFS Asset Allocation Portfolios.
MFS® Moderate Allocation Portfolio, Service Class	Seeks a high level of total return consistent with a moderate level of risk relative to the other MFS Asset Allocation Portfolios.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Mid Cap Growth Portfolio, Class S – NB LLC	Seeks growth of capital.
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class S – NB LLC	Seeks growth of capital.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO CommodityRealReturn® Strategy Portfolio, Advisor Class	Seeks maximum real return.

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FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
PIMCO Emerging Markets Bond Portfolio, Advisor Class	Seeks maximum total return.
PIMCO Low Duration Portfolio, Advisor Class	Seeks maximum total return.
PIMCO Real Return Portfolio, Advisor Class	Seeks maximum real return.
PIMCO Short-Term Portfolio, Advisor Class	Seeks maximum current income.
Putnam Variable Trust	Putnam Investment Management, LLC
Putnam VT Global Asset Allocation Fund, Class IB – The Putnam Advisory Company, LLC ("PAC")	Seeks long-term return consistent with preservation of capital.
Putnam VT Global Health Care Fund, Class IB – PAC	Seeks capital appreciation.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Global Strategist Portfolio, Class II	Total return.
Van Eck VIP Trust	Van Eck Associates Corporation
Van Eck VIP Global Gold Fund, Class S Shares	Long-term capital appreciation by investing in common stocks of gold-mining companies. The Fund may take current income into consideration when choosing investments.
Van Eck VIP Global Hard Assets Fund, Class S Shares	Long-term capital appreciation by investing primarily in hard asset securities. Income is secondary.

*	These funds are part of Ameritas Mutual Holding Company ("Ameritas"), the ultimate parent of Ameritas Life. The funds' investment adviser and Ameritas Investment Partners, Inc. are indirect subsidiaries of Ameritas. Calvert Investment Distributors, Inc., the underwriter for these funds, is also an indirect subsidiary of Ameritas.
**	"Standard & Poor's®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

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APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES

DISCLOSURE STATEMENT Ameritas Life Insurance Corp.	For annuity policies issued as a: ▪ Traditional IRA ▪ SEP IRA ▪ SIMPLE IRA ▪ Roth IRA

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement. This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA). The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or CPA to learn how the applicable tax laws apply to your situation. This Disclosure Statement is not intended as, nor does it constitute, legal or tax advice. For further information about IRAs, contact any district office of the IRS, or consult IRS Publications 590-A and 590-B Contributions and Distributions to Individual Retirement Arrangements, respectively.

If you have any questions about your Policy, please contact us at the address and telephone number shown below.

YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this Disclosure Statement. To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated Written Notice to cancel your Policy no later than the seventh day after issuance to us at:

Ameritas Life Insurance Corp.

Service Center, Attn: Annuity Service Team

P.O. Box 82550

Lincoln, NE 68501

Telephone 800-745-1112

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After seven days following receipt of this Disclosure Statement, if you elect to cancel your Policy you may be subject to a withdrawal charge.

PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity Policy is used for a Traditional IRA or a Roth IRA. Additionally, this disclosure provides basic information for when our variable annuity Policy is used for a Simplified Employee Pension (SEP-IRA), or Savings Incentive Match Plan for Employees (SIMPLE-IRA). A separate Policy must be purchased for each individual under each arrangement/plan. While Internal Revenue Code ("Code") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

Traditional IRA

Eligibility

You are eligible to establish a Traditional IRA if you are younger than age 70½ and if, at any time during the year, you receive compensation or earned income that is includible in your gross income. Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70½. To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Annual Contribution Limits

You may make annual contributions to a Traditional IRA of up to the Annual Contribution Limit of $5,500 in 2015 or 100% of your earned income (compensation), whichever is less. If you are age 50 or older, the Annual Contribution Limit is increased by $1,000, so long as your earned income or compensation is greater than the Annual Contribution Limit. The Annual Contribution Limit is required to be increased by the IRS to reflect increases in inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Traditional IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income. However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA provision. The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Traditional and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into an IRA and such rollover contributions are not limited by this annual maximum.

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Contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your tax return (without an extension) must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

Deductibility of Contributions

Contributions made for the tax year may be fully deductible if neither you nor your spouse (if you are married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans) for any part of such year and if you have not attained age 70½.

If you are an active participant in an employer sponsored retirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phase out range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phase out range are not entitled to an IRA deduction. The phase out limits are as follows:

	Married Filing Jointly	Single/Head of Household
Year	AGI	AGI

2013	$95,000 - $115,000	$59,000 - $69,000
2014	$96,000 - $116,000	$60,000 - $70,000
2015	$98,000 - $118,000	$61,000 - $71,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $183,000 and the deductible contribution for you is phased out between $183,000 and $193,000 of AGI.

Even if you will not be able to deduct the full amount of your Traditional IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible. The combined total must not exceed your Annual Contribution Limit. Any earnings on all your Traditional IRA contributions accumulate tax-free until you withdraw them.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Traditional IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Distributions From Your Traditional IRA During Your Life

You may take distributions from your Traditional IRA at any time. However, there is an additional 10% premature distribution tax on the amount includible in your gross income if distributed prior to you attaining age 59½, unless: (1) the distribution is made to a beneficiary on or after the Owner's death; (2) distribution is made because of your permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed the life expectancy of you and your designated beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first-time home buyer expenses (up to a

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lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; (8) distributions to satisfy a levy issued by the IRS; or (9) as a qualified reservist distribution. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70½ you must elect to receive Required Minimum Distributions no later than April 1 of the following year whether or not you have retired (Required Beginning Date). There is a minimum amount which you must withdraw by the Required Beginning Date and by each December 31 thereafter. At your request we will calculate the Required Minimum Distribution for you. Failure to take the Required Minimum Distribution could result in an additional tax of 50% of the amount not taken.

Distributions From Your Traditional IRA After Your Death

If you die before all the funds in your Traditional IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Beginning Date, your designated beneficiary must withdraw the funds remaining as follows: 1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the designated beneficiary and must begin on or before December 31 of the calendar year following the year of your death. However, if the designated beneficiary is your spouse, payments may be delayed until December 31 of the calendar year in which you would have reached age 70½. If you did not designate a proper beneficiary, the funds remaining must be distributed within five years after your death.

If you die after Required Minimum Distribution payments have begun, your designated beneficiary must select to have the remaining amount of your Traditional IRA distributed over the longer of 1) the beneficiary's life expectancy or 2) what your remaining life expectancy was before your death beginning no later than December 31 of the calendar year following the year of your death. If you do not designate a proper beneficiary, your interest is distributed over what your remaining life expectancy was before your death.

Your surviving spouse, if the sole beneficiary, may elect to treat your Traditional IRA as his or her own Traditional IRA.

Tax Consequences

Amounts paid to you or your beneficiary from your Traditional IRA are taxable as ordinary income, except recovery of your nondeductible Traditional IRA contributions is tax-free.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

Tax-Free Rollovers

Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Traditional IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, or SIMPLE plan into a Traditional IRA. Such an event is called a Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans. Rollover contributions are not subject to the contribution limits on Traditional IRA contributions, but also are not tax deductible.

There are two ways to make a Rollover to your IRA:

1.	Participant Rollovers are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. Participant Rollover amounts may be subject to a mandatory 20% federal income tax withholding. Participant Rollovers from another Traditional IRA, as well as Direct Rollovers (see below), are not subject to mandatory withholding. Traditional IRA to Traditional IRA Rollovers are limited to one per 12 month period. However, you may transfer Traditional IRA assets to another Traditional IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2.	Direct Rollovers are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are not considered to be eligible for Rollover and include:

a.	distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
b.	required minimum distributions made during or after the year you reach age 70½;
c.	any hardship distributions made under the terms of the plan; and
d.	amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your distribution from your Traditional IRA to a 401(a)

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qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Traditional IRA Rollovers to Simple IRAs are allowed). However, you may not roll after-tax contributions from your Traditional IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth IRA.

SEP IRA

A SEP Plan allows self-employed people and small business owners to establish Simplified Employee Pensions for the business owner and eligible employees, if any. SEP IRAs have specific eligibility and contribution limits (as described in IRS Form 5305-SEP); otherwise SEP IRAs generally follow the same rules as Traditional IRAs.

SIMPLE IRA

SIMPLE IRAs operate in connection with a Savings Incentive Match Plan for Employees maintained by an eligible employer. Each participating employee has a SIMPLE IRA to receive contributions under the plan. SIMPLE IRAs have specific rules regarding eligibility, contribution, and tax-withdrawal penalties (as described in IRS Form 5304-SIMPLE); otherwise, SIMPLE IRAs generally follow the same rules as Traditional IRAs.

ROTH IRA

Eligibility

You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below. Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth IRA), out of your compensation or earned income for any year. Unlike Traditional IRAs, if eligible, you may contribute to a Roth IRA even after age 70½.

Limit on Annual Contributions

You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below. The Annual Contribution Limit is $5,500 for 2015. If you are age 50 or older, the Annual Contribution Limit is increased by $1,000, so long as your earned income or compensation is greater than the Annual Contribution Limit. The Annual Contribution Limit is required to be increased by the IRS to reflect increases in inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below. However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA. The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution Limit is the maximum that can be contributed to all IRAs (Roth and Traditional) by an individual in a year. The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Traditional IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI. You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $116,000. Your ability to contribute to your Roth IRA is phased out at $131,000. You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $183,000. Your ability to contribute to your Roth IRA is phased out at $193,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductibility of Contributions

Unlike a Traditional IRA, contributions to your Roth IRA are not deductible.

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

▪	You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
▪	If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that
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year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Tax on Withdrawals From Your Roth IRA

You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free. Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59½, due to your death or disability, or for qualified first-time homebuyer expenses.

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply. A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

Required Payments From Your Roth IRA

Unlike a Traditional IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies Code requirements.

If you die before your entire interest in the Policy is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule. If the designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

Rollovers and Conversions

You may roll over any amount from an existing Roth IRA to another Roth IRA. Under certain circumstances, you may also convert an existing Traditional IRA to a Roth IRA. You can roll over distributions from a Traditional IRA to a Roth IRA if you convert such amounts within 60 days after distribution. Note that rollover contributions to a Roth IRA are included in taxable income and may result in additional tax. There may be additional income tax consequences upon a conversion. Consult your financial adviser to determine other considerations when converting a Traditional IRA to a Roth IRA.

Recharacterization

You may reverse an IRA conversion by recharacterizing your conversion. For example, you may have converted from a Traditional IRA to a Roth IRA and decide later you do not want to make the conversion. You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first. Consult your tax adviser before recharacterizing a contribution.

General Information and Restrictions for All IRAs

Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Traditional IRA or to a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

Nontransferability

You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

Nonforfeitability

The value of your IRA belongs to you at all times, without risk of forfeiture.

Loans and Prohibited Transactions

If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Traditional IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction. You may also have to pay the 10% penalty tax. For example, IRAs do not permit loans. You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA and be treated as a distribution. It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty

54

tax.

Financial Disclosure

Contributions to your IRA will be invested in a variable annuity Policy. The variable annuity Policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity Policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.

Status of Our IRA Plan

We may, but are not obligated to, seek IRS approval of your Traditional IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the Traditional IRA or Roth IRA.

55

APPENDIX C: PERMITTED RIDER COMBINATIONS

The table below illustrates the rider combinations that are permitted. Contact us if you have questions about the permitted rider combinations.

		Death Benefit Riders (DBR)					Surrender Charge Riders (SCR)
		Step-Up DBR	Return of Premium DBR	Enhanced DBR	Waypoint Income Rider	Minimum Premium Rider	Four-Year SCR	No SCR
Death Benefit Riders (DBR)	Step-Up DBR		No	Yes	Yes	Yes	No	No
	Return of Premium DBR	No		Yes	Yes	Yes	Yes	Yes
	Enhanced DBR	Yes	Yes		Yes	Yes	No	No
	Waypoint Income Rider	Yes	Yes	Yes		Yes	No	No
	Minimum Premium Rider	Yes	Yes	Yes	Yes		Yes	Yes
Surrender Charge Riders (SCR)	Four-Year SCR	No	Yes	No	No	Yes		No
	No SCR	No	Yes	No	No	Yes	No
56

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

A Statement of Additional Information, dated _____, 2015, contains other information about the Separate Account and Ameritas Life, plus more details concerning the disclosures in this prospectus. For a free copy, you may access it on the SEC's website (www.sec.gov), or write or call us. Here is the Table of Contents for the Statement of Additional Information:

		Begin on Page
REMEMBER, THE CORRECT FORM is important for us to accurately process your Policy elections and changes. Many can be found when you access your account through our website. Or, call us at our toll-free number and we will send you the form you need.	GENERAL INFORMATION AND HISTORY SERVICES	1
	PURCHASE OF SECURITIES BEING OFFERED UNDERWRITER CALCULATION OF PERFORMANCE	2
	STANDARDIZED PERFORMANCE REPORTING NON-STANDARDIZED PERFORMANCE REPORTING YIELDS	3
	OTHER INFORMATION SERVICE MARKS AND COPYRIGHTS LICENSING AGREEMENT FINANCIAL STATEMENTS	4

Thank you for reviewing this prospectus. You should also review the portfolio prospectuses for the variable investment options you select. If you have questions, contact your sales representative, or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

or

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-745-1112

Fax: 404-467-7335

Interfund Transfer Request Fax: 402-467-7923

ameritas.com

© 2015 Ameritas Life Insurance Corp.	Registration No. 811-05192
57

Direction Variable Annuity Flexible Premium Deferred Variable Annuity
Ameritas Life Insurance Corp.	Ameritas Life
Ameritas Variable Separate Account VA-2	5900 O Street
Statement of Additional Information dated , 2015	Lincoln, NE 68510
to accompany Policy Prospectus dated , 2015

TABLE OF CONTENTS	PAGE

GENERAL INFORMATION AND HISTORY	1
SERVICES

PURCHASE OF SECURITIES BEING OFFERED	2
UNDERWRITER
CALCULATION OF PERFORMANCE

STANDARDIZED PERFORMANCE REPORTING	3
NON-STANDARDIZED PERFORMANCE REPORTING
YIELDS

OTHER INFORMATION	4
SERVICE MARKS AND COPYRIGHTS
LICENSING AGREEMENT
FINANCIAL STATEMENTS

Ameritas® and the bison design are registered service marks of Ameritas Life Insurance Corp.

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 81889, Lincoln, Nebraska 68501, by sending an email to us through our website at ameritas.com, or by calling us at 800-745-1112. Defined terms used in the current prospectus for the Policy are incorporated in this Statement.

GENERAL INFORMATION AND HISTORY

Ameritas Variable Separate Account VA-2 is a separate investment account of Ameritas Life Insurance Corp. ("Company, we, us, our, Ameritas Life"). We are engaged in the business of issuing life insurance; annuities; individual disability income insurance; group dental, vision and hearing care insurance; and retirement plans throughout the United States (except in New York). We are a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company. AHC is wholly owned by Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual insurance holding company. Ameritas is a diversified family of financial services businesses. For a complete list of the Ameritas companies and their products and services, visit the Ameritas website at ameritas.com. Each Ameritas company is solely responsible for its own financial condition and contractual obligations.

Ameritas Life maintains and services the Policy described in this Statement of Additional Information and in the prospectus, in accordance with their terms.

SERVICES

The balance sheets – statutory basis of Ameritas Life Insurance Corp., a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of Ameritas Mutual Holding Company, as of December 31, 2014 and 2013, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2014, have been audited by independent auditors, as stated in their report appearing herein and the statements of net assets of each of the subaccounts of Ameritas Variable Separate Account VA-2 as of December 31, 2014, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the five years then ended, have been audited by independent registered public accounting firm, as stated in their report appearing herein.

1

Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of.

Our financial statements are part of this SAI. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Affiliates of Ameritas Life may provide administrative services to Ameritas Life relating to policies offered by its separate accounts, including Ameritas Variable Separate Account VA-2 (the "Registrant"). On January 1, 2011, Ameritas Life entered into an Amended and Restated General Administrative Services Agreement (the "Agreement"), under which administrative services relating to policies offered by the Ameritas Life separate accounts may be provided by affiliates of Ameritas Life. The parties to the Agreement are Ameritas Life, Ameritas Holding Company, Acacia Life Insurance Company, The Union Central Life Insurance Company, Ameritas Investment Partners, Inc., Ameritas Mortgage Funding, Inc., Ameritas Investment Corp., and Calvert Investments, Inc. All parties to the Agreement are wholly owned subsidiaries of Ameritas Mutual Holding Company ("AMHC") or have since been merged into or dissolved by wholly owned subsidiaries of AMHC. Ameritas Life made no payments for administrative services provided by affiliated companies in 2012, 2013 or 2014.

All matters of state and federal law pertaining to the Policy have been reviewed by the Ameritas Life internal legal staff.

PURCHASE OF SECURITIES BEING OFFERED

Direction Variable Annuity (SEC File No.) is a flexible premium deferred variable annuity policy sold by licensed insurance agents in states where the Policy may lawfully be sold. The agents who sell and service the Policy are registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 ("1934 Act") and members of the Financial Industry Regulatory Authority ("FINRA").

UNDERWRITER

The Direction Variable Annuity Policy is offered continuously and is distributed by Ameritas Investment Corp. ("AIC"), 5900 O Street, Lincoln, Nebraska 68510. AIC also served as the underwriter and distributor for the other Policies in the Separate Account. AIC is a wholly owned subsidiary of ours. AIC enters into contracts with various broker-dealers ("Distributors") to distribute the Policies.

YEAR:	2012	2013	2014
Variable annuity commissions the Depositor paid to AIC that were paid to other broker-dealers and representatives (not kept by AIC).	$12,687,092	$10,625,067	$10,074,581
Variable annuity commissions earned and kept by AIC.	$18,341	$14,363	$42,000
Fees the Depositor paid to AIC for variable annuity Principal Underwriter services.	$565,772	$543,682	$616,154

CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any money market mubaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our Internet website are current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

2

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

Standardized Performance Reporting

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense risk charge and administrative expense charge and the current annual Policy Fee. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

Non-Standardized Performance Reporting

We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented in Standardized Performance Reporting; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Yields

We may advertise the current annualized yield for a 30 day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30 day period. Because this yield is annualized, the yield generated by a Subaccount during the 30 day period is assumed to be generated each 30 day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2 [(a - b + 1)6 - 1] , where:

cd

a = net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount,

b = expenses accrued for the period (net of reimbursements),

c = the average daily number of Accumulation Units outstanding during the period, and

d = the maximum offering price per Accumulation Unit on the last day of the period.

The yield reflects the base Policy mortality and expense risk charge and administrative expense charge. Net investment income will be determined according to rules established by the SEC. The yield assumes an average Policy size of $30,000, such that no Policy fee is applicable, and also assumes the Policy will continue (since the Policy is intended for long term investment) so does not reflect any withdrawal charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the money market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The money market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The money market Subaccount's effective yield is computed

3

similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

The money market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy Owner's investment in the money market Subaccount nor that Subaccount's investment in the money market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. For a complete description of the terms of the registration statement, refer to the documents we file with the SEC. They may be accessed on the SEC's website at www.sec.gov, or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 202-551-8090 for details and public hours.)

SERVICE MARKS AND COPYRIGHTS

"Ameritas" and the bison design are registered service marks of Ameritas Life Insurance Corp. The Policy and Policy prospectuses are copyrighted by Ameritas Life Insurance Corp.

LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product. S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

FINANCIAL STATEMENTS

Our financial statements bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

4

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

a)	Financial Statements (to be filed by subsequent amendment)

Subaccounts of Ameritas Variable Separate Account VA-2:
Report of, independent registered public accounting firm.
Statements of Net Assets as of December 31, 2014.
Statements of Operations for the period ended December 31, 2014.
Statements of Changes in Net Assets for the periods ended December 31, 2014 and 2013.
Notes to Financial Statements for the periods ended December 31, 2014 and 2013.

Ameritas Life Insurance Corp.:
Report of, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2014 and 2013.
Summary of Operations and Changes in Capital and Surplus – Statutory Basis for each of the three years in the period ended December 31, 2014.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2014.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2014, 2013 and 2012.

All schedules of Ameritas Life Insurance Corp. for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Basis Financial Statements and therefore have been omitted.

There are no financial statements included in Part A or Part C.

Item 24.Financial Statements and Exhibits (continued)

b)	Exhibits

Exhibit Number	Description of Exhibit

(1)	(a)	Resolution of Board of Directors of Ameritas Variable Life Insurance Company establishing Ameritas Variable Life Insurance Company Separate Account VA-2. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 initial Registration Statement for File No. 333-36507, filed September 26, 1997, EX-99.B1.
(1)	(b)	Resolutions of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Ameritas Variable Life Insurance Company Separate Account VA-2 to Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 initial Registration Statement for File No. 333-142483, filed May 1, 2007, EX-99.A.
(2)		Custody Agreements. Not Applicable
(3)	(a)	Third Amended and Restated Principal Underwriting Agreement. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 6 to Registration No. 333-182090, filed February 25, 2015, Ex-3(a).
(3)	(b)	Form of Selling Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 1 to Registration No. 333-151913, filed April 9, 2009, EX-99.C.
(4)	(a)	Form of Variable Annuity Contract. Exhibit 4(a), filed herein.
	(b)	Enhanced Death Benefit Rider. Exhibit 4(b), filed herein.
	(c)	Minimum Premium Rider. Exhibit 4(c), filed herein.
	(d)	No Surrender Charge Rider. Exhibit 4(d), filed herein.
	(e)	Four-Year Surrender Charge Rider. Exhibit 4(e), filed herein.
	(f)	Return of Premium Death Benefit Rider. Exhibit 4(f), filed herein.
	(g)	Step-Up Death Benefit Rider. Exhibit 4(g), filed herein.
	(h)	GLWB Rider. Exhibit 4(h), filed herein.
(5)	(a)	Form of Application for Variable Annuity Contract. Exhibit 5(a), filed herein.
(6)	(a)	Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 5 to Registration No. 333-182090, filed April 22, 2014, EX99.A.
(6)	(b)	Amended and Restated By-laws of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 5 to Registration No. 333-182090, filed April 22, 2014, EX99.B.
(7)		Reinsurance Agreements. Not applicable.
(8)	(a)	Participation Agreements.
	(1)	AB Variable Products Series Fund, Inc. To be filed by subsequent amendment.
	(2)	AIM/Invesco. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement for File No. 333-151913, filed June 25, 2008, EX-99.H1.
	(3)	American Century. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement for File No. 333-151913, filed June 25, 2008, EX. 99.H.2.
	(4)	American Funds. To be filed by subsequent amendment.
	(5)	Calvert Variable Series and Calvert Variable Products. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 to Registration No. 333-142483, filed April 18, 2011, EX.99.H(1).
	(6)	Columbia Funds Variable Insurance Trust and Columbia Funds Variable Series Trust II. Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 33-94858, filed May 1, 2003, EX-99.H.6.

	(7)	Deutsche Variable Series II. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.1.
	(8)	Dreyfus. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H(1).
	(9)	Fidelity Variable Insurance Products Funds. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.2.
	(10)	Franklin Templeton. Incorporated by reference to Ameritas Variable Separate Account V Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151913, filed November 12, 2008 EX.99.H.3.
	(11)	Ivy Funds. Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151914, filed November 12, 2008, EX.99.H.4.
	(12)	Janus. To be filed by subsequent amendment.
	(13)	MFS Variable Insurance Trust. Incorporated by reference to Ameritas Variable Separate Account V Form S-6 initial Registration Statement for File No. 333-15585, filed November 6, 1996, EX-99.A8C.
	(14)	MFS Variable Insurance Trust II. Incorporated by reference to Carillon Account Form N-4 initial Registration Statement for No. 333-197146, filed July 1, 2014, EX-99.8(k).
	(15)	MFS Variable Insurance Trust III. To be filed by subsequent amendment.
	(16)	Neuberger Berman. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 initial Registration Statement for File No. 333-05529, filed June 7, 1996, EX-99.B8A.
	(17)	PIMCO. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.3.
	(18)	Putnam. To be filed by subsequent amendment.
	(19)	T. Rowe Price. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement for File No. 333-151913, filed June 25, 2008, EX. 99.H.5.
	(20)	Universal Institutional Funds. Incorporated by reference to Ameritas Variable Separate Account V Form S-6 initial Registration Statement for File No. 333-15585, filed November 6, 1996, EX-99.A8D.
	(21)	Van Eck. Incorporated by reference to Ameritas Variable Separate Account VA Form N-4 initial Registration Statement to Registration No. 33-91670, filed July 1, 2002, EX.9.
(8)	(b)	Amended and Restated General Administrative Services Agreement. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration No. 333-142483, filed January 20, 2012, EX-99.H.
(8)	(c)	Service Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration No. 333-151913, filed February 25, 2011, EX. 99.I(1).
(9)		Opinion and Consent of counsel. Exhibit 9, filed herein.
(10)		Consents of Independent Auditors and Independent Registered Public Accounting Firm. To be filed by subsequent amendment.
(11)		Omitted Financial Statements. Not applicable.
(12)		Initial Capital Agreements. Not applicable.
(13)		Powers of Attorney. Exhibit 13, filed herein.

Item 25. Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	with Depositor

JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
Michael S. Cambron	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
Bryan E. Slone	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
Ann D. Diers	Vice President & Associate General Counsel, Variable Contracts & AIC
Karen M. Gustin	Senior Vice President, Group Distribution
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President, General Counsel & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Underwriting
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

*	Principal business address: Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 26. Organizations under common control with the depositor include:

Name of Corporation (state where organized)	Principal Business

Ameritas Mutual Holding Company (NE)	mutual insurance holding company

Ameritas Holding Company (NE)	stock insurance holding company

Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company

Ameritas Investment Partners, Inc. (NE)	investment adviser

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company.

Item 27. Number of Contract Owners

As of June 30, 2015, there were 16,379 qualified contracts and 6,002 non-qualified contracts in the Separate Account.

Item 28. Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a)	Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable annuity contracts issued through Ameritas Variable Separate Account VA-2, as well as Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA, Ameritas Life of NY Separate Account VA, and Carillon Account. AIC also serves as the principal underwriter for variable life insurance policies issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL, Ameritas Life of NY Separate Account VUL, and Carillon Life Account.

b)	The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
Timmy L. Stonehocker*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
William W. Lester*	Director
Michael D. Burns*	Senior Vice President, Chief Compliance & Risk Management Officer
Scott E. Fletcher*	Senior Vice President, AIC Capital Markets
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 O Street, Lincoln, Nebraska 68510.

c)	Commissions Received by Each Principal Underwriter from the Registrant during the Registrant's Last Fiscal Year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commissions	Compensation
Ameritas Investment Corp. ("AIC")	$10,074,581	$0	$42,000	$616,154

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30. Location of Separate Account and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 31. Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 32. Undertakings

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Ameritas Variable Separate Account VA-2, has caused this Registration Statement in Form N-4 to be signed on its behalf by the undersigned, duly authorized, in the City of Lincoln, County of Lancaster, State of Nebraska on this 11th day of September, 2015.

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: /s/ JoAnn M. Martin*
Chair of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 11, 2015.

SIGNATURE	TITLE

JoAnn M. Martin *	Director, Chair, President & Chief Executive Officer
James P. Abel *	Director
Michael S. Cambron *	Director
J. Sidney Dinsdale *	Director
James R. Krieger *	Director
Tonn M. Ostergard *	Director
Kim M. Robak *	Director
Paul C. Schorr, IV *	Director
Bryan E. Slone *	Director
William W. Lester *	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker *	Executive Vice President
Robert C. Barth *	Senior Vice President, & Chief Financial Officer
Robert-John H. Sands *	Senior Vice President, General Counsel & Corporate Secretary
Steven J. Valerius *	President, Individual Division

/s/ Ann D. Diers
Ann D. Diers	Vice President & Associate General Counsel, Variable Contracts & AIC

*	Signed by Ann D. Diers under Powers of Attorney executed effective as of September 1, 2015.

Exhibit Index

Exhibit

4(a)	Form of Variable Annuity Contract.
4(b)	Enhanced Death Benefit Rider.
4(c)	Minimum Premium Rider.
4(d)	No Surrender Charge Rider.
4(e)	Four-Year Surrender Charge Rider.
4(f)	Return of Premium Death Benefit Rider.
4(g)	Step-Up Death Benefit Rider.
4(h)	GLWB Rider.
5(a)	Form of Application for Variable Annuity Contract.
9	Opinion and Consent of Counsel
13	Powers of Attorney.